     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 21, 2002
                                             1933 ACT REGISTRATION NO. 333-XXXXX
                                             1940 ACT REGISTRATION NO. 811-08559
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

               FOR REGISTRATION UNDER THE SECURITIES ACT OF 1933
                    OF SECURITIES OF UNIT INVESTMENT TRUSTS
                           REGISTERED ON FORM N-8B-2

                    LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM
                            VARIABLE LIFE ACCOUNT M

                           (EXACT NAME OF REGISTRANT)

                   LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

                              (NAME OF DEPOSITOR)

               100 Madison Street, Suite 1860, Syracuse, NY 13202
              (ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES)

               Depositor's Telephone Number, including Area Code

                                 (888) 223-1860

       Robert O. Sheppard, Esquire                    COPY TO:
Lincoln Life & Annuity Company of New York    Christine S. Frederick,
      100 Madison Street, Suite 1860                  Esquire
            Syracuse NY 13202                The Lincoln National Life
 (NAME AND ADDRESS OF AGENT FOR SERVICE)         Insurance Company
                                                 350 Church Street
                                                 Hartford, CT 06103

                 APPROXIMATE DATE OF PROPOSED PUBLIC OFFERING:
 As soon as practicable after the effective date of Registration Statement, and continuously thereafter.

  INDEFINITE NUMBER OF UNITS OF INTEREST IN VARIABLE LIFE INSURANCE CONTRACTS
                     (TITLE OF SECURITIES BEING REGISTERED)

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), shall determine.

                             CROSS REFERENCE SHEET
                            (RECONCILIATION AND TIE)
                     REQUIRED BY INSTRUCTION 4 TO FORM S-6

ITEM OF FORM N-8B-2            LOCATION IN PROSPECTUS
-------------------            ----------------------
  1                            Cover Page; Highlights

  2                            Cover Page

  3                            *

  4                            Distribution of Policies

  5                            LLANY, the Separate Account and the General
                               Account

  6(a)                         LLANY, the Separate Account and the General
                               Account

  6(b)                         *

  9                            Legal Proceedings

  10(a)-(c)                    Right-to-Examine Period; Policy Liquidity; Policy
                               Values Reports to Owners; Registration Statement

  10(d)                        Policy Liquidity; Policy Values, Transfers and
                               Allocation Among Accounts

  10(e)                        Lapse and Reinstatement

  10(f)                        Funds -- Voting Rights

  10(g)-(h)                    LLANY, the Separate Account and the General
                               Account; Funds -- Substitution of Securities

  10(i)                        Premium Features; Transfers and Allocation Among
                               Accounts; Death Benefits; Policy Values; Tax
                               Issues; Payment of Death Benefit Proceeds

  11                           Cover Page; Funds

  12                           Funds; Financial Statements

  13                           Highlights; Charges and Fees

  14                           Application; Right-to-Examine Period; The Policy

  15                           Premium Features; Right-to Examine Period;
                               Transfers and Allocation Among Accounts

  16                           LLANY, the Separate Account and the General
                               Account; Funds

  17                           Policy Liquidity; Transfers and Allocation Among
                               Accounts

  18                           LLANY, the Separate Account and the General
                               Account; Policy Values; Financial Statements

  19                           Reports to Owners

  20                           *

  21                           Policy Liquidity -- Policy Loans

  22                           LLANY, the Separate Account and the General
                               Account

  23                           State Regulation

  24                           Other Policy Provisions

ITEM OF FORM N-8B-2            LOCATION IN PROSPECTUS
-------------------            ----------------------
  25                           LLANY, the Separate Account and the General
                               Account

  26                           Highlights; Charges and Fees; Financial
                               Statements

  27                           LLANY, the Separate Account and the General
                               Account

  28                           Directors and Officers of LLANY

  29                           LLANY, the Separate Account and the General
                               Account

  30                           *

  31                           *

  32                           *

  33                           *

  34                           *

  35                           Distribution of Policies

  36                           *

  37                           *

  38                           Distribution of Policies

  39                           Distribution of Policies

  40                           *

  41(a)                        Distribution of Policies

  42                           *

  43                           *

  44                           Funds; Premium Features; Policy Values;
                               Highlights; Financial Statements

  45                           *

  46                           Policy Liquidity; Policy Values; Charges and
                               Fees; Transfers and Allocation Among Accounts

  47                           LLANY, the Separate Account and the General
                               Account; Funds; Policy Values; Transfers and
                               Allocation Among Accounts

  48                           *

  49                           *

  50                           LLANY, the Separate Account and the General
                               Account

  51                           Cover Page; Highlights; Death Benefits;
                               Beneficiary; Lapse and Reinstatement; Premium
                               Features; Financial Statements; Transfers and
                               Allocation Among Accounts

  52                           Funds

  53                           Tax Issues

  54                           *

  55                           *

* Not Applicable

LINCOLN LIFE & ANNUITY COMPANY OF NEW YORK

LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM VARIABLE LIFE ACCOUNT M

HOME OFFICE LOCATION:               ADMINISTRATIVE OFFICE:
100 MADISON STREET                  PERSONAL SERVICE CENTER MVLI
SUITE 1860                          350 CHURCH STREET
SYRACUSE, NY 13202                  HARTFORD, CT 06103-1106
(888) 223-1860                      (800) 444-2363

--------------------------------------------------------------------------------
               A FLEXIBLE PREMIUM VARIABLE LIFE INSURANCE POLICY
--------------------------------------------------------------------------------

This Prospectus describes LVUL(CV)-III featuring the Elite Series of Funds, a flexible premium variable life insurance contract (the "Policy"), offered by Lincoln Life & Annuity Company of New York ("LLANY," "we," "our" or "us").

The Policy features include: flexible premium payments; a choice of one of three death benefit options; a choice of underlying investment options.

It may not be advantageous to replace existing insurance or supplement an existing flexible premium variable life insurance contract with the Policy. This Prospectus and the Prospectuses of the Funds, furnished with this Prospectus, should be read carefully to understand the Policy being offered.

The Policy described in this prospectus is available only in New York.

You may allocate net premiums to the Sub-Accounts of our Flexible Premium Variable Life Account M ("Separate Account"). Each Sub-Account invests in one of the funds listed below.

AIM VARIABLE INSURANCE FUNDS
AIM V.I. Growth Fund (Series I)
AIM V.I. International Equity Fund (Series I)
AIM V.I. Value Fund (Series I)

ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC.
AllianceBernstein Small Cap Value Portfolio (Class A)
Growth and Income Portfolio (Class A)
Premier Growth Portfolio (Class A)
Technology Portfolio (Class A)

AMERICAN FUNDS INSURANCE SERIES
Global Small Capitalization Fund (Class 2)
Growth Fund (Class 2)
Growth-Income Fund (Class 2)
International Fund (Class 2)

DELAWARE GROUP PREMIUM FUND
Growth and Income Series (Standard Class)
High Yield Series (Standard Class)
REIT Series (Standard Class)
Small Cap Value Series (Standard Class)
Trend Series (Standard Class)
U.S. Growth Series (Standard Class)

DEUTSCHE ASSET MANAGEMENT VIT FUNDS TRUST
EAFE-Registered Trademark- Equity Index Fund
Equity 500 Index Fund
Small Cap Index Fund

FIDELITY VARIABLE INSURANCE PRODUCTS
Contrafund Portfolio (Service Class)
Equity-Income Portfolio (Service Class)
Growth Portfolio (Service Class)
Overseas Portfolio (Service Class)
FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST
Franklin Small Cap Fund (Class 1)
Templeton Growth Securities Fund (Class 1)

JANUS ASPEN SERIES
Aggressive Growth Portfolio (Service Shares)
Balanced Portfolio (Service Shares)
Worldwide Growth Portfolio (Service Shares)

LINCOLN NATIONAL FUNDS (LN)
LN Aggressive Growth Fund, Inc.
LN Bond Fund, Inc.
LN Capital Appreciation Fund, Inc.
LN Global Asset Allocation Fund, Inc.
LN International Fund, Inc.
LN Money Market Fund, Inc.
LN Social Awareness Fund, Inc.

MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST
Capital Opportunities Series (Initial Class)
Emerging Growth Series (Initial Class)
Total Return Series (Initial Class)
Utilities Series (Initial Class)

NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST
Mid-Cap Growth Portfolio
Regency Portfolio

PUTNAM VARIABLE TRUST
Growth & Income Fund (Class IB)
Health Sciences Fund (Class IB)

TO BE VALID, THIS PROSPECTUS MUST HAVE THE CURRENT MUTUAL FUNDS' PROSPECTUSES WITH IT. KEEP ALL FOR FUTURE REFERENCE.

THE SECURITIES AND EXCHANGE COMMISSION HAS NOT APPROVED OR DISAPPROVED THESE SECURITIES OR DETERMINED THIS PROSPECTUS IS ACCURATE OR COMPLETE. IT IS A CRIMINAL OFFENSE TO STATE OTHERWISE.

                               Prospectus Dated:

                               TABLE OF CONTENTS

CONTENTS                                  PAGE
--------                                  ----
HIGHLIGHTS............................       3
  Initial Choices To Be Made..........       3
  Death Benefit.......................       3
  Changes in Specified Amount.........       4
  Amount of Premium Payment...........       4
  Selection of Funding Vehicles.......       5
  Insurance Charges and Fees..........       5
  Fund Expenses.......................       6
LLANY, THE SEPARATE ACCOUNT AND THE
 GENERAL ACCOUNT......................       8
BUYING VARIABLE LIFE INSURANCE........       9
  Replacements........................      11
APPLICATION...........................      11
OWNERSHIP.............................      11
BENEFICIARY...........................      12
THE POLICY............................      12
  Policy Specifications...............      12
PREMIUM FEATURES......................      12
  Planned Premiums; Additional
   Premiums...........................      13
    Limits on Right to Make Payments
     of Additional and Planned
     Premiums.........................      13
    Premium Load; Net Premium
     Payment..........................      13
RIGHT-TO-EXAMINE PERIOD...............      13
TRANSFERS AND ALLOCATION AMONG
 ACCOUNTS.............................      14
  Allocation of Net Premium
   Payments...........................      14
  Transfers...........................      14
  Optional Sub-Account Allocation
   Programs...........................      15
    Dollar Cost Averaging.............      15
    Automatic Rebalancing.............      15
POLICY VALUES.........................      15
  Accumulation Value..................      16
  Separate Account Value..............      16
    Variable Accumulation Unit
     Value............................      16
    Variable Accumulation Units.......      16
  Fixed Account and Loan Account
   Value..............................      17
  Net Accumulation Value..............      17
FUNDS.................................      17
  Substitution of Securities..........      22
  Voting Rights.......................      22
  Fund Participation Agreements.......      22
CHARGES AND FEES......................      23
  Deductions from Premium Payments....      23
  Deductions Made Monthly.............      23
    Monthly Deduction.................      23
    Cost of Insurance Charge..........      23
  Mortality and Expense Risk Charge...      24
  Surrender Charges...................      24
  Reduction of Charges -- Purchases on
   a Case Basis.......................      26
  Transaction Fee for Excess
   Transfers..........................      26
DEATH BENEFITS........................      26
  Death Benefit Options...............      27
  Changes in Death Benefit Options and
   Specified Amount...................      28

CONTENTS                                  PAGE
--------                                  ----
  Federal Income Tax Definition of
   Life Insurance.....................      29
NOTICE OF DEATH OF INSURED............      29
PAYMENT OF DEATH BENEFIT PROCEEDS.....      29
  Settlement Options..................      30
POLICY LIQUIDITY......................      30
  Policy Loans........................      30
  Partial Surrender...................      31
  Surrender of the Policy.............      32
    Surrender Value...................      32
  Deferral of Payment and Transfers...      32
ASSIGNMENT; CHANGE OF OWNERSHIP.......      32
LAPSE AND REINSTATEMENT...............      33
  Lapse of a Policy...................      33
  No Lapse Provision..................      33
  Reinstatement of a Lapsed Policy....      35
COMMUNICATIONS WITH LLANY.............      35
  Proper Written Form.................      35
OTHER POLICY PROVISIONS...............      35
  Issuance............................      35
  Date of Coverage....................      35
  Incontestability....................      36
  Misstatement of Age or Gender.......      36
  Suicide.............................      36
  Nonparticipating Policies...........      36
  Riders..............................      36
TAX ISSUES............................      38
  Taxation of Life Insurance Contracts
   in General.........................      38
  Policies Which Are MECs.............      39
  Policies Which Are Not MECs.........      40
  Other Considerations................      41
  Tax Status of LLANY.................      41
FAIR VALUE OF THE POLICY..............      42
DIRECTORS AND OFFICERS OF LLANY.......      42
DISTRIBUTION OF POLICIES..............      44
CHANGES OF INVESTMENT POLICY..........      45
STATE REGULATION......................      45
REPORTS TO OWNERS.....................      45
ADVERTISING...........................      45
LEGAL PROCEEDINGS.....................      46
EXPERTS...............................      46
REGISTRATION STATEMENT................      46
APPENDIX 1: GUARANTEED MAXIMUM COST OF
 INSURANCE RATES......................      47
APPENDIX 2: ILLUSTRATION OF MAXIMUM
 SURRENDER CHARGES....................      48
APPENDIX 3: CORRIDOR PERCENTAGES......      50
APPENDIX 4: ILLUSTRATION OF
 ACCUMULATION VALUES, SURRENDER VALUES
 AND DEATH BENEFIT PROCEEDS...........      51
FINANCIAL STATEMENTS..................
  Separate Account 12/31/01...........     M-1
  Lincoln Life & Annuity Company of
   New York 12/31/01..................     S-1

HIGHLIGHTS

                    This section is an overview of key Policy features. Your Policy is a flexible premium variable life insurance policy under which flexible premium payments are permitted and the Death Benefit and Policy values may vary with the investment performance of the funding option(s) selected. Its value may change on a:

                    1) fixed basis;
                    2) variable basis; or a
                    3) combination of both fixed and variable bases.

                    Review your personal financial objectives and discuss them with a qualified financial counselor before you buy a variable life insurance policy. This Policy may, or may not, be appropriate for your individual financial goals. If you are already entitled to favorable financial tax treatment, you should satisfy yourself that this Policy meets your other financial goals before you buy it. The value of the Policy and, under one option, the death benefit amount depend on the investment results of the funding options you select.

                    We offer other variable life insurance policies and variable annuity contracts with different features, benefits and charges. These policies and contracts also provide values that vary in accordance with the investment experience of a separate account of LLANY.

                    At all times, your Policy must qualify as life insurance under the Internal Revenue Code of 1986 (the "Code") to receive favorable tax treatment under Federal law. If these requirements are met, you may benefit from such tax treatment. LLANY reserves the right to return your premium payments if they result in your Policy failing to meet Code requirements.

                    INITIAL CHOICES TO BE MADE

                    The Policy Owner (the "Owner" or "you") is the person named in the "Policy Specifications" who has all of the Policy ownership rights. If no Owner is named, the Insured (the person whose life is insured under the Policy) will be the Owner of the Policy. You, as the Owner, have three important choices to make when the Policy is first purchased. You need to choose:

                    1) one of the three Death Benefit Options;
                    2) the amount of premium you want to pay; and
                    3) the amount of your Net Premium Payment to be placed in
                       each of the funding options you select. The Net Premium Payment is the balance of your Premium Payment that remains after certain charges are deducted from it.
                    4) whether to elect the Age 100 No Lapse Provision.

                    You may also choose from several Riders offered for this Policy. These may alter the benefits or charges in the Policy. They may have tax consequences. See page 36.

                    DEATH BENEFIT

                    The Death Benefit is the amount LLANY pays to the Beneficiary(ies) when the Insured dies. Before we pay the Beneficiary(ies), any outstanding loan account balances or outstanding amounts due are subtracted from the Death Benefit. LLANY calculates the Death Benefit payable as of the date on which the Insured died.

                    When you purchase your Policy, you must choose one of three Death Benefit Options:

                    1) the Specified Amount (as explained in the Death Benefits Section on page 26), as found on the Policy's Specification Page; or
                    2) the sum of the Specified Amount and the Net Accumulation Value (as explained in the Policy Values Section on page 15, and the Net Accumulation Value Section on page 17); or
                    3) the sum of the Specified Amount and the Accumulated Premiums (all premiums paid minus the Cumulative Policy Factor (as defined in the Death Benefits Options Section), if that Factor is elected).

                    If you have borrowed against your Policy or surrendered a portion of your Policy, your Initial Death Benefit will be reduced by the Loan Account balance and any surrendered amount.

                    NO LAPSE PROVISION

                    If you choose Death Benefit Option 1 or 2, your Policy also includes a "No Lapse Provision". This means that the Policy will not lapse regardless of the gains or losses of the Funds you select as long as you pay the specified No Lapse Premium. There are three levels of No Lapse protection:
                    1) a guarantee to Age 100, if elected, 2) a guarantee for the first 20 Policy Years, or 3) a guarantee for the first 10 Policy years. For additional information see "No Lapse Provision".

                    CHANGES IN SPECIFIED AMOUNT

                    The Initial Specified Amount, chosen by the Policy Owner, is the initial Death Benefit.

                    Within certain limits, you may decrease or, with satisfactory evidence of insurability, increase the Specified Amount. The minimum Specified Amount is currently $100,000. If you decrease the Specified Amount, a pro-rata Surrender Charge may be assessed based on the Policy Year and the ratio of the amount of the decrease to the Initial Specified Amount. If you increase the Specified Amount, a new Table of Surrender Charges will apply to the amount of the increase. Such changes will affect other aspects of your Policy. See page 28.

                    AMOUNT OF PREMIUM PAYMENT

                    When you apply for your Policy, you must decide how much premium to pay. Premium payments may be changed within the limits described on page 12.

                    You may use the value of the Policy to pay the premiums due and continue the Policy in force if sufficient values are available for premium payments. Be careful; if the investment options you choose do not do as well as you expect, and the No Lapse Provision is not in effect, there may not be enough value to continue the Policy in force without more premium payments. Charges against Policy values for the Cost of Insurance increase as the Insured gets older. See page 23.

                    If your Policy lapses because your Monthly Premium Deduction is larger than the Net Accumulation Value, and the No Lapse Provision is not in effect, you may apply to reinstate your Policy. However, the Policy will not lapse if, on each Monthly Anniversary while the No Lapse Provision is in effect, the Owner has met the No Lapse Premium Requirement. See page 33.

                    When you first receive your Policy you will have 10 days to review it. This is called the "Right-to-Examine" period. Use this time to review your Policy and make sure it meets your needs. During this period, your Initial Premium Payment will be deposited in the Money Market Sub-Account. If you then decide you do not want your Policy, we will return all Premium Payments to you with no interest paid. See page 13.

                    SELECTION OF FUNDING VEHICLES

                    This Prospectus focuses on the Separate Account investment information that makes up the "variable" part of the Policy. If you put money into the variable funding options, you assume all the investment risk on that money. This means that if the mutual fund(s) you select go up in value, the value of your Policy, net of charges and expenses, also goes up. If those funds lose value, so does your Policy. Each fund has its own investment objective. You should carefully read each Fund's prospectus before making your decision.

                    You must choose the Sub-Accounts in which you want to place your Net Premium Payment. These Sub-Accounts make up the Separate Account. Each Sub-Account invests in shares of a certain Fund. You may also place your Net Premium Payment or part of it into the Fixed Account. A Sub-Account is not guaranteed and will increase or decrease in value according to the particular Fund's investment performance. See page 17.

                    You may also use LLANY's Fixed Account to fund your Policy. Net Premium payments put into the Fixed Account:

                     - become part of LLANY's General Account;
                     - do not share the investment experience of the Separate
                       Account; and
                     - have a guaranteed minimum interest rate of 4% per year.

                    Interest beyond 4% is credited at LLANY's discretion. For additional information on the Fixed Account, see page 9.

                    INSURANCE CHARGES AND FEES

                    LLANY may profit from any of these charges, including the mortality and expense risk and cost of insurance charges, and may use the profit for any purpose, including covering shortfalls from other charges.

                    We deduct a premium charge of 5% from each Premium Payment. We make monthly deductions for administrative expenses (currently, $10 per month for the first Policy Year and $5 per month afterwards, guaranteed not to exceed $5 after the first Policy Year) along with the Cost of Insurance and any riders that are placed on your Policy. We make daily charges against the Separate Account for mortality and expense risk, at an annual rate of 0.75% for Policy Years 1-10, 0.35% for Policy Years 11-20 and 0.20% for Policy Years 21 and beyond.

                    Each Fund has its own management fee charge, also deducted daily. Each Fund's expense levels will affect its investment results. The table on page 6 shows you current expense levels for each Fund.

                    Each Policy Year you may make 24 transfers between funding options without charge. Beyond 24, a $25 fee may apply.

                    You may borrow within described limits against the Policy. You may surrender the Policy in full or withdraw part of its value.

                    The Surrender Charge is the amount retained by us if you totally surrender your Policy in up to the first 15 Policy years. DECREASE IN SPECIFIED AMOUNT. If you decrease the Specified Amount, a pro-rata Surrender Charge may be assessed.

                    Some riders may have an effect on your Surrender Charges.

                    We charge you 2% of the amount withdrawn, but not more than $25, each time you request a partial surrender of your Policy. The length of the surrender charge period varies based on your age at the date of issue or any increase in Specified Amount. See page 24.

                    If you borrow against your Policy, interest will be charged to the Loan Account Value. The annual interest rate is 5% in years 1-10, 4% in years 11+. You may pay that interest or have it added to your loan. LLANY will credit 4% interest on the Loan Account Value in all years. See page 30.

                    Charges and fees may be reduced in some circumstances where Policies are purchased by corporations and other groups or sponsoring organizations on a case basis. See page 26.

                    FUND EXPENSES

                    The investment advisor for each of the Funds deducts a daily charge as a percent of the net assets in each fund as an asset management charge. The charge reflects asset management fees of the investment advisor (Management Fees), and other expenses incurred by the funds (including 12b-1 fees for certain classes of shares and Other Expenses). The charge has the effect of reducing the investment results credited to the Sub-Accounts. Future Fund expenses will vary.

                     PORTFOLIO EXPENSE TABLE (UPDATE TO BE FILED BY AMENDMENT)

                                                                                                                     TOTAL FUND
                                                                              TOTAL ANNUAL FUND                       OPERATING
                                                                              OPERATING EXPENSES                    EXPENSES WITH
                                         MANAGEMENT                 OTHER     WITHOUT WAIVERS OR   TOTAL WAIVERS     WAIVERS AND
                 FUND                      FEES(1)     12B-1 FEE   EXPENSES       REDUCTIONS       AND REDUCTIONS    REDUCTIONS
---------------------------------------  -----------   ---------   --------   ------------------   --------------   -------------
AIM V.I. Growth Fund (Series I)........     0.61%         N/A        0.22%           0.83%               N/A            0.83%
AIM V.I. International Equity Fund
  (Series I)...........................     0.73%         N/A        0.29%           1.02%               N/A            1.02%
AIM V.I. Value Fund (Series I).........     0.61%         N/A        0.23%           0.84%               N/A            0.84%
Alliance VPS Growth and Income
  Portfolio (Class A)..................     0.63%         N/A        0.06%           0.69%               N/A            0.69%
Alliance VPS Premier Growth Portfolio
  (Class A)............................     1.00%         N/A        0.04%           1.04%               N/A            1.04%
Alliance VPS AllianceBernstein Small
  Cap Value Portfolio (Class A)........     0.91%         N/A        0.04%           0.95%               N/A            0.95%
Alliance VPS Technology Portfolio
  (Class A) (2)........................     1.00%         N/A        0.06%           1.06%             (0.04%)          1.02%
AFIS Global Small Capitalization Fund
  (Class 2)............................     0.80%        0.25%       0.06%           1.11%               N/A            1.11%
AFIS Growth Fund (Class 2).............     0.36%        0.25%       0.02%           0.63%               N/A            0.63%
AFIS Growth -- Income Fund
  (Class 2)............................     0.34%        0.25%       0.01%           0.60%               N/A            0.60%
AFIS International Fund (Class 2)......     0.54%        0.25%       0.05%           0.84%               N/A            0.84%
Delaware GPF Growth and Income Series
  (Standard Class) (3)(a)..............     0.60%         N/A        0.08%           0.68%               N/A            0.68%
Delaware GPF High Yield Series
  (Standard Class) (3)(b)..............     0.65%         N/A        0.12%           0.77%               N/A            0.77%
Delaware GPF REIT Series Standard
  Class (3)(c).........................     0.75%         N/A        0.28%           1.03%             (0.18%)           .85%
Delaware GPF Small Cap Value Series
  (Standard Class) (3)(d)..............     0.75%         N/A        0.14%           0.89%             (0.04%)          0.85%
Delaware GPF Trend Series (Standard
  Class) (3)(e)........................     0.73%         N/A        0.11%           0.84%             (0.01%)          0.83%
Delaware GPF U.S. Growth Series
  (Standard Class) (3)(f)..............     0.65%         N/A        0.09%           0.74%               N/A            0.74%
Deutsche VIT EAFE-Registered Trademark-
  Equity Index Fund (4)................     0.45%         N/A        0.47%           0.92%             (0.27%)          0.65%
Deutsche VIT Equity 500 Index
  Fund (4).............................     0.20%         N/A        0.14%           0.34%             (0.04%)          0.30%
Deutsche VIT Small Cap Index
  Fund (4).............................     0.35%         N/A        0.34%           0.69%             (0.24%)          0.45%
Fidelity VIP Contrafund Portfolio
  (Service Class) (5)..................     0.57%        0.10%       0.09%           0.76%               N/A            0.76%
Fidelity VIP Equity-Income Portfolio
  (Service Class) (5)..................     0.48%        0.10%       0.08%           0.66%               N/A            0.66%
Fidelity VIP Growth Portfolio (Service
  Class) (5)...........................     0.57%        0.10%       0.09%           0.76%               N/A            0.76%
Fidelity VIP Overseas Portfolio
  (Service Class) (5)..................     0.72%        0.10%       0.17%           0.99%               N/A            0.99%

                                                                                                                     TOTAL FUND
                                                                              TOTAL ANNUAL FUND                       OPERATING
                                                                              OPERATING EXPENSES                    EXPENSES WITH
                                         MANAGEMENT                 OTHER     WITHOUT WAIVERS OR   TOTAL WAIVERS     WAIVERS AND
                 FUND                      FEES(1)     12B-1 FEE   EXPENSES       REDUCTIONS       AND REDUCTIONS    REDUCTIONS
---------------------------------------  -----------   ---------   --------   ------------------   --------------   -------------
FTVIP Franklin Small Cap Fund
  (Class 1) (6b,c).....................     0.53%         N/A        0.28%           0.81%             (0.04%)          0.77%
FTVIP Templeton Growth Securities Fund
  (Class 1) (6a).......................     0.81%         N/A        0.07%           0.88%               N/A            0.88%
Janus Aspen Series Aggressive Growth
  Portfolio (Service Shares) (7).......     0.65%        0.25%       0.02%           0.92%               N/A            0.92%
Janus Aspen Series Balanced Portfolio
  (Service Shares).....................     0.65%        0.25%       0.02%           0.92%               N/A            0.92%
Janus Aspen Series Worldwide Growth
  Portfolio (Service Shares) (7).......     0.65%        0.25%       0.05%           0.95%               N/A            0.95%
LN Aggressive Growth Fund, Inc.........     0.70%         N/A        0.08%           0.78%               N/A            0.78%
LN Bond Fund, Inc......................     0.45%         N/A        0.09%           0.54%               N/A            0.54%
LN Capital Appreciation Fund, Inc......     0.71%         N/A        0.05%           0.76%               N/A            0.76%
LN Global Asset Allocation
  Fund, Inc............................     0.72%         N/A        0.22%           0.94%               N/A            0.94%
LN International Fund, Inc.............     0.80%         N/A        0.16%           0.96%               N/A            0.96%
LN Money Market Fund, Inc..............     0.48%         N/A        0.10%           0.58%               N/A            0.58%
LN Social Awareness Fund, Inc..........     0.33%         N/A        0.05%           0.38%               N/A            0.38%
MFS-Registered Trademark- VIT Capital
  Opportunities Series (Initial
  Class) (8a,b)........................     0.75%         N/A        0.16%           0.91%               N/A            0.91%
MFS-Registered Trademark- VIT Emerging
  Growth Series (Initial Class) (8a)..      0.75%         N/A        0.10%           0.85%               N/A            0.85%
MFS-Registered Trademark- VIT Total
  Return Series (Initial
  Class) (8a)..........................     0.75%         N/A        0.15%           0.90%               N/A            0.90%
MFS-Registered Trademark- VIT Utilities
  Series (Initial Class) (8a)..........     0.75%         N/A        0.16%           0.91%               N/A            0.91%
Neuberger Berman AMT Mid-Cap Growth
  Portfolio............................     0.84%         N/A        0.14%           0.98%               N/A            0.98%
Neuberger Berman AMT Regency
  Portfolio (9a,b).....................     0.85%         N/A        0.25%           1.10%               N/A            1.10%
Putnam VT Growth & Income Fund
  (Class IB)...........................     0.46%        0.25%       0.04%           0.75%               N/A            0.75%
Putnam VT Health Sciences Fund
  (Class IB)...........................     0.70%        0.25%       0.09%           1.04%               N/A            1.04%

------------------------------

(1) Certain of the Portfolio advisers reimburse the company for administrative costs incurred in connection with administering the Portfolios as variable funding options under the Policy. These reimbursements are generally paid for by the advisers from their revenues and are not charged to investors.

(2) Absent waivers/reimbursements, the management fee, other expense and total expense would have been 1.00%, 0.06% and 1.06% respectively.

(3)(a) The investment advisor for the Growth and Income Series is Delaware Management Company ("DMC"). Effective May 1, 2001 through October 31, 2001, DMC has voluntarily agreed to waive its management fee and reimburse the Series for expenses to the extent that total expenses will not exceed 0.80%. DMC has voluntarily elected to cap its management fee for this Series at 0.60% indefinitely.

  (b) The investment advisor for the High Yield Series is Delaware Management Company ("DMC"). Effective May 1, 2001 through October 31, 2001, DMC has voluntarily agreed to waive its management fee and reimburse the Series for expenses to the extent that total expenses will not exceed 0.80%.

  (c) The investment advisor for the REIT Series is Delaware Management Company ("DMC"). Effective May 1, 2001 through October 31, 2001, DMC has voluntarily agreed to waive its management fee and reimburse the Series for expenses to the extent that total expenses will not exceed 0.85%. Without such an arrangement, the total operating expense for the Series would have been 1.03%.

  (d) The investment advisor for the Small Cap Value Series is Delaware Management Company ("DMC"). Effective May 1, 2001 through October 31, 2001, DMC has voluntarily agreed to waive its management fee and reimburse the Series for expenses to the extent that total expenses will not exceed 0.85%. Without such an arrangement, the total operating expense for the Series would have been 0.89%.

  (e) The investment advisor for the Trend Series is Delaware Management Company ("DMC"). Effective May 1, 2001 through October 31, 2001, DMC has voluntarily agreed to waive its management fee and reimburse the Series for expenses to the extent that total expenses will not exceed 0.85%.

  (f) The investment advisor for the US Growth Series is Delaware Management Company ("DMC"). Effective May 1, 2001 through October 31, 2001, DMC has voluntarily agreed to waive its management fee and reimburse the Series for expenses to the extent that total expenses will not exceed 0.75%.

(4) Under the Advisory Agreement with Deutsche Asset Management, Inc. (the "Advisor"), the fund will pay an advisory fee at an annual percentage rate 0.20% of the average daily assets of the Equity 500 Index Fund. These fees are accrued daily and paid monthly. The Advisor has voluntarily undertaken to waive its fee and to reimburse the fund for certain expenses so that the fund's total operating expenses will not exceed .30% of average daily net assets. Under the Advisory Agreement with the "Advisor", the Small Cap Index Fund will pay an advisory fee at an annual percentage rate of 0.35% of the average daily net assets of the fund. These fees are accrued daily and paid monthly. The Advisor has voluntarily undertaken to waive its fee and to reimburse the fund for certain expenses so that the fund's total operating expenses will not exceed 0.45% of average daily net assets. Under the Advisory Agreement with the "Advisor", the EAFE Equity Index Fund will pay an advisory fee at an annual percentage rate of 0.45% of the average daily net assets of the fund. These fees are accrued daily and paid monthly. The Advisor has voluntarily undertaken to waive its fees and to reimburse the fund.

(5) Actual annual class operating expenses were lower because a portion of the brokerage commissions that the fund paid was used to reduce the fund's expenses, and/or because through arrangements with the fund's custodian, credits realized as a result of uninvested cash balances were used to reduce a portion of the fund's custodian expenses. See the accompanying fund prospectus for details.

(6)(a) The Fund administration fee is paid indirectly through the management fee.

  (b) Total annual Fund operating expenses differ from the ratio of expenses to average net assets shown in the Financial Highlights table included in the Fund's Annual Report to Shareholders for the fiscal year ended
      December 31, 2000 because they have been restated due to a new management agreement effective May 1, 2000.

  (c) The manager has agreed in advance to reduce its fee to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. This reduction is required by the Fund's Board of Trustees and an order of the Securities and Exchange Commission.

(7) Expenses are based upon expenses for the fiscal year ended December 31, 2000, restated to reflect a reduction in the management fee for Growth, Aggressive Growth and Worldwide Growth Portfolios. Expenses are stated both with and without contractual waivers by Janus Capital. Waivers, if applicable, are first applied against the management fee and then against other expenses, and will continue until at least the next annual renewal of the advisory agreement. All expenses are shown without the effect of any expense offset arrangements.

(8)(a) Each series has an expense offset arrangement which reduces the series' custodian fee based upon the amount of cash maintained by the series with its custodian and dividend disbursing agent. Each series may enter into such arrangements and directed brokerage arrangements, which would also have the effect of reducing the series' expenses. "Other Expenses" do not take into account these expense reductions, and are therefore higher than the actual expenses of the series. Had these fee reductions been taken into account, "Net Expenses" would be lower for certain series and would equal: 0.84% for Emerging Growth; 0.90% for Capital Opportunities; 0.89% for Total Return; 0.90% for Utilities.

  (b) MFS has contractually agreed, subject to reimbursement, to bear expenses for these series such that each such series' "Other Expenses" (after taking into account the expense offset arrangement described above), do not exceed the following percentage of the average daily net assets of the series during the current fiscal year: 0.15% for Capital Opportunities Series. These contractual fee arrangements will continue until at least May 1, 2002, unless changed with the consent of the board of trustees which oversees the series.

(9)(a) Neuberger Berman Management Inc. ("NBMI") has undertaken through
       April 30, 2002 to reimburse certain operating expenses, including the compensation of NBMI and excluding taxes, interest, extraordinary expenses, brokerage commissions and transaction costs, that exceed, in the aggregate 1.50% of the daily net asset value of the Regency Portfolio. The expense reimbursement agreements with respect to the Regency Portfolio provide for NBMI to recoup through December 31, 2005 amounts reimbursed by NBMI under the agreements, provided such recoupment would not cause a Portfolio to exceed its respective expense limitation.

  (b) The Regency Portfolio had not commenced operations as of December 31, 2000; the expense figures for this Portfolio are estimated.

LLANY, THE SEPARATE ACCOUNT AND
THE GENERAL ACCOUNT

                    Lincoln Life & Annuity Company of New York is a life insurance company chartered under New York law on June 6, 1996 (EIN 16-1505436). Wholly-owned by The Lincoln National Life Insurance Company ("Lincoln Life") and in turn by Lincoln National Corporation ("LNC"), a publicly held Indiana insurance holding company incorporated in 1968, it is licensed to sell life insurance policies and annuity contracts in New York. Its principal office is at 100 Madison Street, Suite 1860, Syracuse, NY 13202. LLANY, Lincoln Life, LNC and their affiliates comprise the "Lincoln Financial Group" which provides a variety of wealth accumulation and protection products and services.

                    Lincoln Life & Annuity Flexible Premium Variable Life Account M ("Account M") is a "separate account" established on November 24, 1997, pursuant to a resolution of the Board of Directors of LLANY. Under New York law, the assets of Account M attributable to the Policies, though LLANY's property, are not chargeable with liabilities of any other business of LLANY and are available first to satisfy LLANY's obligations under the

                    Policies. Account M's income, gains, and losses are credited to or charged against Account M without regard to other income, gains, or losses of LLANY. Its values and investment performance are not guaranteed. It is registered with the Securities and Exchange Commission (the "Commission") as a "unit investment trust" under the 1940 Act and meets the 1940 Act's definition of "separate account". Such registration does not involve supervision by the Commission of Account M's or our management, investment practices, or policies. We have other registered separate accounts which fund other variable life insurance policies and variable annuity contracts.

                    Account M is divided into Sub-Accounts, each of which is invested solely in the shares of one of the Funds available as funding vehicles under the Policies. On each Valuation Day (any day on which the New York Stock Exchange is open), Net Premium Payments allocated to Account M will be invested in Fund shares at net asset value, and monies necessary to pay for deductions, charges, transfers and surrenders from Account M are raised by selling Fund shares at net asset value.

                    The Funds and their investment objectives, which they may or may not achieve, are described in FUNDS. More Fund information is in the Funds' prospectuses, which must accompany or precede this prospectus and should be read carefully. Some Funds have investment objectives and policies similar to those of other funds managed by the same investment adviser. Their investment results may be higher or lower than those of the other funds, and there can be no assurance, and no representation is made, that a Fund's investment results will be comparable to the investment results of any other fund.

                    We reserve the right to add, withdraw or substitute Funds, subject to the conditions of the Policy and in compliance with regulatory requirements, if in our sole discretion legal, regulatory, marketing, tax or investment considerations so warrant. In addition, a particular Fund may no longer be available for investment by the Sub-Accounts. No substitution will take place without prior approval of the Commission, to the extent required by law.

                    Shares of the Funds may be used by us and other insurance companies to fund both variable annuity contracts and variable life insurance policies. While this is not perceived as problematic, the Funds' governing bodies (Boards of Directors/Trustees) have agreed to monitor events to identify any material irreconcilable conflicts which might arise and to decide what responsive action might be appropriate. If a separate account were to withdraw its investment in a Fund because of a conflict, a Fund might have to sell portfolio securities at unfavorable prices.

                    A Policy may also be funded in whole or in part through the "Fixed Account", part of LLANY's General Account supporting its insurance and annuity obligations. We will credit interest on amounts held in the Fixed Account as we determine from time to time, but not less than 4% per year. Interest, once credited, and Fixed Account principal are guaranteed. Interests in the Fixed Account have not been registered under the 1933 Act in reliance on exemptive provisions. The Commission has not reviewed Fixed Account disclosures, but they are subject to securities law provisions relating to accuracy and completeness.

BUYING VARIABLE LIFE INSURANCE

                    The Policies this Prospectus offers are variable life insurance policies which provide death benefit protection. Investors not needing death benefit protection should consider other forms of investment, as there are extra costs and expenses of providing the insurance feature. Further, life insurance purchasers who are risk-averse or want more predictable premium levels and benefits may be more comfortable buying more traditional, non-variable life insurance. However, variable life insurance is a flexible tool for financial and investment planning for persons needing death benefit protection and willing to assume investment risk and to monitor investment choices they have made.

                    Flexibility starts with the ability to make differing levels of premium payments. A young family just starting out may only be able to pay modest premiums initially but hope to increase premium payments over time. At first, this family would be paying primarily for the insurance feature (perhaps at ages where the insurance cost is relatively low) and later use a Policy more as a savings vehicle. A customer at peak earning capacity may wish to pay substantial premiums for a limited number of years prior to retirement, after which Policy values may suffice, based on future expected return results, though not guaranteed, to keep the Policy inforce for the expected lifetime and to provide, through loans, supplemental retirement income. A customer may be able to pay a large single premium, using the Policy primarily as a savings and investment vehicle for potential tax advantages. A parent or grandparent may find a policy on the life of a child or grandchild a useful gifting opportunity over a period of years and the basis of an investment program for the donee. A business may be able to use a Policy to fund non-qualified executive compensation or business continuation plans.

                    Sufficient premiums must always be paid to keep a policy in force, and there is a risk of lapse if premiums are too low in relation to the insurance amount and if investment results are less favorable than anticipated.

                    Flexibility also results from being able to select, monitor and change investment choices within a Policy. With the wide variety of funding options available, it is possible to fine tune an investment mix and change it to meet changing personal objectives or investment conditions. Policy owners should be prepared to monitor their investment choices on an ongoing basis.

                    Variable life insurance has significant tax advantages under current tax law. A transfer of values from one fund to another within the Policy generates no taxable gain or loss. And any investment income and realized capital gains within a fund are automatically reinvested without being taxed to the Policy owners. Policy values therefore accumulate on a tax-deferred basis. These situations would normally result in immediate tax liabilities in the case of direct investment in mutual funds.

                    While these tax deferral features also apply to variable annuities, liquidity (the ability of Policy owners to access Policy values) is normally more easily achieved with variable life insurance. Unless a policy has become a "modified endowment contract" (see TAX ISSUES), an Owner can borrow Policy values tax-free, without surrender charges and at very low net interest cost. Policy loans can be a source of retirement income. Variable annuity withdrawals are generally taxable to the extent of accumulated income, may be subject to surrender charges, and will result in penalty tax if made before age 59 1/2.

                    Depending on the death benefit option chosen, accumulated Policy values may also be part of the eventual death benefit payable. If a Policy is heavily funded and investment performance is very favorable, the death benefit may increase even further because of tax law requirements that the death benefit be a certain multiple of Policy value, depending on the Insured's age (see DEATH BENEFITS). The death benefit is income-tax free and may, with proper estate planning, be estate-tax free. A tax advisor should be consulted.

                    There are costs and expenses of variable life insurance ownership which are directly related to Policy values (i.e. asset based costs), as is true with investment in mutual funds or variable annuities. A significant additional cost of variable life insurance is the "cost of insurance" charge which is imposed on the "amount at risk" (the death benefit less Policy value) and increases as the insured grows older. This charge varies by age, underwriting classification, smoking status and in most states by gender. The effect of its increase can be seen in illustrations in this Prospectus (see Appendix 4) or in personalized illustrations available upon request. Surrender Charges, which decrease over time, are another significant additional cost if the Policy is not retained.

                    REPLACEMENTS

                    Before purchasing the Policy to replace, or to be funded with proceeds borrowed or withdrawn from, an existing life insurance policy, the applicant should consider a number of matters. Will any commission be paid to an agent or any other person with respect to the replacement? Are coverages and comparable values available from the Policy, as compared to his or her existing policy? The Insured may no longer be insurable, or the contestability period may have elapsed with respect to the existing policy, while the new Policy could be contested. The Owner should consider similar matters before deciding to replace the Policy or withdraw funds from the Policy for the purchase of funding a new policy of life insurance.

APPLICATION

                    Any person who wants to buy a Policy must first complete an application on a form provided by LLANY.

                    A completed application identifies the prospective Insured and provides sufficient information about the prospective insured to permit LLANY to begin underwriting the risks under the Policy. We require a medical history and examination of the Insured. LLANY may decline to provide insurance, or may place the Insured into a special underwriting category (these include preferred, non-smoker standard, smoker standard, non-smoker substandard and smoker substandard). The amount of the Cost of Insurance deducted monthly from the Policy value after issue varies among the underwriting categories as well as by age of the Insured at his/her nearest birthday and, in most states, gender of the Insured.

                    The applicant will initially select the Beneficiary or Beneficiaries who are to receive Death Benefit Proceeds, the initial face amount (the Initial Specified Amount) of the Death Benefit and which of three methods of computing the Death Benefit is to be used. (See DEATH BENEFITS, Death Benefit Options). The applicant will also indicate both the frequency and amount of Premium Payments, (see PREMIUM FEATURES), and how Policy values are initially to be allocated among the available funding options following the expiration of the Right-to-Examine Period. (See RIGHT-TO-EXAMINE PERIOD).

OWNERSHIP

                    The Owner is the person or persons named as Owner in the application, and on the Date of Issue will usually be identified as Owner in the Policy Specifications. If no person is identified as Owner in the Policy Specifications, then the Insured is the Owner. The person or persons designated to be Owner of the Policy must have, or hold legal title for the sole benefit of a person who has, an "insurable interest" in the life of the Insured under applicable state law. The Owner may be the Insured, or any other natural person or non-natural entity.

                    The Owner is entitled to exercise rights under the Policy so long as the Insured is living. These rights include the power to select the Beneficiary and the Death Benefit Option.

                    The Owner generally also has the right to request policy loans, make partial surrenders or surrender the Policy. The Owner may also name a new owner, assign the Policy or agree not to exercise all of the Owner's rights under the Policy.

                    If the Owner predeceases the Insured, the Owner's rights in the Policy will belong to the Owner's estate, unless otherwise specified to LLANY.

BENEFICIARY

                    The Beneficiary is designated by the Owner or the Applicant and is the person who will receive the Death Benefit proceeds payable under the Policy. Multiple Beneficiaries will be paid in equal shares, unless otherwise specified to LLANY.

                    Except when LLANY has acknowledged an assignment of the Policy or an agreement not to change the Beneficiary, the Owner may change the Beneficiary at any time while the Insured is living. Any request for a change in the Beneficiary must be in a written form satisfactory to LLANY and submitted to LLANY. Unless the Owner has reserved the right to change the Beneficiary, such a request must be signed by both the Owner and the Beneficiary. When LLANY has recorded the change of Beneficiary, it will be effective as of the date of signature or, if there is no such date, the date recorded. No change of Beneficiary will affect or prejudice LLANY as to any payment made or action taken by LLANY before it was recorded.

                    If any Beneficiary dies before the Insured, the Beneficiary's potential interest shall pass to any surviving Beneficiaries, unless otherwise specified to LLANY. If no named Beneficiary survives the Insured, any Death Benefit Proceeds will be paid to the Owner or the Owner's executor, administrator or assignee.

THE POLICY

                    The Policy is the life insurance contract described in this Prospectus. The Date of Issue is the date on which LLANY begins life insurance coverage under a Policy. A Policy Year is each twelve month period, beginning on the Date of Issue, during which the Policy is in effect. The Policy Anniversary is the day of the year the Policy was issued, or the next Valuation Day if that day is not a Valuation Day or is non-existent for that year. On issuance, a life insurance contract (Policy) will be delivered to the Owner. The Owner should promptly review the Policy to confirm that it sets forth the features specified in the application. The ownership and other options set forth in the Policy are registered, and may be transferred, solely on LLANY's books and records. Mere possession of the Policy does not imply ownership rights. If the Owner loses the Policy, LLANY will issue a replacement on request. LLANY may impose a Policy replacement fee.

                    POLICY SPECIFICATIONS

                    The Policy includes a Policy Specifications page, with supporting schedules, stating Policy information including the identity of the Owner, the Date of Issue, the Initial Specified Amount, the Death Benefit Option selected, the Insured, the Issue Age, the Beneficiary, the initial Premium Payment, the Surrender Charges, Expense Charges and Fees, Guaranteed Maximum Cost of Insurance Rates, and the No Lapse Premium.

PREMIUM FEATURES

                    The Policy permits flexible premium payments, meaning that the Owner may select the frequency and the amount of Premium Payments. After the Initial Premium Payment is made there is no minimum premium required, except to maintain the No Lapse Provision. (See LAPSE AND REINSTATEMENT No Lapse Provision). The initial Premium

                    Payment is due on the Effective Date (the date on which the initial premium is applied to the Policy) and must be equal to or exceed the amount necessary to provide for two Monthly Deductions. If the Insured is still living upon attaining Age 100, and the Policy has not lapsed or been surrendered, there are certain changes under the Policy. We will no longer accept Premium Payments or transfer amounts to the Sub-Accounts, and will make no further monthly deductions. Policy Values held in the Separate Account will be transferred to the Fixed Account. The Policy will remain in force until surrender or the Insured's Death.

                    PLANNED PREMIUMS; ADDITIONAL PREMIUMS

                    Planned Premiums are the amount of premium (as shown in the Policy Specifications) the Applicant chooses to pay LLANY on a scheduled basis. This is the amount for which LLANY sends a premium reminder notice.

                    Any subsequent Premium Payments (Additional Premiums) must be sent directly to the Administrative Office. Additional Premiums will be credited only when actually received by LLANY. Planned Premiums may be billed annually, semiannually, or quarterly. Pre-authorized automatic Premium Payments can also be arranged at any time.

                    Unless specifically otherwise directed, any payment received (other than any Premium Payment necessary to prevent, or cure, Policy Lapse) will be applied first to reduce Policy Indebtedness. There is no premium load on such payments to the extent applied to reduce indebtedness.

                    LIMITS ON RIGHT TO MAKE PAYMENTS OF ADDITIONAL AND PLANNED PREMIUMS

                    The Owner may increase Planned Premiums, or pay Additional Premiums, subject to the following limitations and LLANY's right to limit the amount or frequency of Additional Premiums.

                    LLANY may require evidence of insurability if any payment of Additional Premium (including Planned Premium) would increase the difference between the Death Benefit and the Accumulation Value. If LLANY is unwilling to accept the risk, the increase in premium will be refunded without interest and without participation of such amounts in any underlying investment.

                    LLANY may also decline any Additional Premium (including Planned Premium) or a portion thereof that would result in total Premium Payments exceeding the maximum limitation for life insurance under federal tax laws. The excess amount would be returned.

                    PREMIUM LOAD; NET PREMIUM PAYMENT

                    LLANY deducts 5% from each Premium Payment. This amount, sometimes referred to as premium load, covers certain Policy-related state tax and federal income tax liabilities and a portion of the sales expenses incurred by LLANY. The Premium Payment, net of the premium load, is called the "Net Premium Payment."

RIGHT-TO-EXAMINE PERIOD

                    A policy may be returned to LLANY for cancellation on or before 10 days after delivery to the Owner. This is called the Right-To-Examine Period. If the Policy is returned for cancellation within the Right-to-Examine Period, we will return any Premium Payments.

                    However, if a Premium Payment was made by check, there may be a delay until the check clears. Any Premium Payments we receive before the end of the Right-to-Examine Period will be held in the Money Market Sub-Account.

TRANSFERS AND ALLOCATION AMONG ACCOUNTS

                    ALLOCATION OF NET PREMIUM PAYMENTS

                    The allocation of Net Premium Payments among the Fixed Account and the Sub-Accounts may be set forth in the application. An Owner may change the allocation of future Net Premium Payments at any time. In any allocation, the amount allocated to any Sub-Account must be in whole percentages and result in a Sub-Account Value of at least $100 or a Fixed Account Value of $2,500. LLANY, at its sole discretion, may waive minimum balance requirements on the Sub-Accounts.

                    TRANSFERS

                    The Owner may make transfers among the Sub-Accounts, on the terms set forth below, at any time before the Insured reaches Age 100. The Owner should carefully consider current market conditions and each Sub-Account's investment policies and related risks before allocating money to the Sub-Accounts.

                    Transfer of amounts from one Sub-Account to another or from the Sub-Accounts to the Fixed Account are possible at any time. Transfers from the Fixed Account to the Sub-Accounts may be made in the first Policy Year only as provided for under the Dollar Cost Averaging program. The amount of all transfers in any other Policy Year may not exceed the greater of 1) 25% of the Fixed Account Value as of the immediately preceding anniversary of the Date of Issue, or
                    2) the total dollar amount transferred from the Fixed Account in the immediately preceding Policy Year. Up to 24 transfer requests (a request may involve more than a single transfer) may be made in any Policy Year without charge. LLANY reserves the right to impose a $25 fee for each transfer in excess of 24 in any Policy Year. LLANY may further limit transfers from the Fixed Account at any time.

                    Transfers must be made in proper written form, unless the Owner has given written authorization to LLANY to accept telephone transactions. Contact our Administrative Office for authorization forms and information on permitted telephone transactions. You may also send your request by facsimile to the Administrative Office. Written transfer requests or adequately authenticated telephone transfer requests received at the Administrative Office by the close of the New York Stock Exchange (usually 4:00 PM ET) on a Valuation Day will be effective as of that day. Otherwise, requests will be effective as of the next Valuation Day.

                    Any transfer among the Sub-Accounts or to the Fixed Account will result in the crediting and cancellation of Accumulation Units based on the Accumulation Unit values next determined after the Administrative Office receives a request in proper written form or adequately authenticated telephone transfer requests. Any transfer made which causes the remaining value of Accumulation Units for a Sub-Account or the Fixed Account to be less than $100 may result in those remaining Accumulation Units being canceled and their aggregate value reallocated proportionately among the other Sub-Accounts and the Fixed Account to which Policy values are then allocated.

                    OPTIONAL SUB-ACCOUNT ALLOCATION PROGRAMS

                    You may elect to participate in programs providing for Dollar Cost Averaging or Automatic Rebalancing, currently without charge, but may participate in only one program at any time. Transfers under these programs do not count against the 24 transfers per year without charge.

                    DOLLAR COST AVERAGING

                    Dollar Cost Averaging systematically transfers specified dollar amounts from the Money Market Sub-Account or the Fixed Account. Transfer allocations may be made to one or more of the Sub-Accounts (not the Fixed Account) on a monthly or quarterly basis. These transfers do not count against the free transfers available. Transfers from the Fixed Account can only be elected at the time the Policy is issued. Transfers from the Money Market Sub-Account may be elected at any time while the Policy is in force. By making allocations on a regularly scheduled basis, instead of on a lump sum basis, an Owner may reduce exposure to market volatility. Dollar Cost Averaging will not assure a profit or protect against a declining market.

                    If the Owner elects Dollar Cost Averaging from either the Money Market Sub-Account or the Fixed Account, the value in that account must be at least $1,000 initially. The minimum amount that may be allocated is $50 monthly.

                    An election for Dollar Cost Averaging is effective after the Administrative Office receives a request from the Owner in proper written form or by telephone, if adequately authenticated. An election is effective within ten business days, but only if there is sufficient value in the Money Market Sub-Account or the Fixed Account. LLANY may, in its sole discretion, waive Dollar Cost Averaging minimum deposit and transfer requirements.

                    Dollar Cost Averaging terminates automatically: (1) if the value in the Money Market Sub-Account or the Fixed Account is insufficient to complete the next transfer; (2) one week after the Administrative Office receives a request for termination in proper written form; or (3) after 12 or 24 months (as elected on the application); or (4) if the Policy is surrendered.

                    AUTOMATIC REBALANCING

                    Automatic Rebalancing periodically restores to a pre-determined level the percentage of Policy value allocated to each Sub-Account (e.g. 20% Money Market, 50% Growth, 30% Utilities). The Fixed Account is not subject to rebalancing. The pre-determined level is the allocation initially selected on the application, until you change it. If Automatic Rebalancing is elected, all Net Premium Payments allocated to the Sub-Accounts will be subject to Automatic Rebalancing.

                    The Owner may select Automatic Rebalancing on a quarterly, semi-annual or annual basis. Automatic Rebalancing may be elected, terminated or the allocation may be changed at any time, effective within ten business days upon receipt by the Administrative Office of a request in proper written form or by telephone if adequately authenticated.

POLICY VALUES

                    The Accumulation Value is the sum of the Fixed Account Value, Separate Account Value and the Loan Account Value. The Accumulation Value of the Policy depends on the performance of the underlying investments. Policy values are used to pay for Policy fees and expenses, including the Cost of Insurance. Premium Payments to meet your objectives will vary based on the investment performance of the underlying investments. A market downturn, affecting the Sub-Accounts upon which the Accumulation Value of a particular Policy depends, may require additional premium payments beyond those expected to maintain the level of coverage or to avoid lapse of the Policy. We strongly suggest you review periodic statements to determine if additional premium payments must be made to avoid lapse of the Policy.

                    We will tell you at least annually the Accumulation Value, the number of Accumulation Units credited to the Policy, current Accumulation Unit values, Sub-Account values, the Fixed Account Value and the Loan Account Value.

                    ACCUMULATION VALUE

                    The portion of a Premium Payment remaining after deduction for 5.0% for the premium load, is the Net Premium Payment. It is the Net Premium Payment that is available for allocation to the Fixed Account or the Sub-Accounts.

                    We credit each Net Premium Payment to the Policy as of the end of the Valuation Period in which it is received at the Administrative Office. The Valuation Period is the time between Valuation Days, and a Valuation Day is every day on which the New York Stock Exchange is open and trading unrestricted. Accumulation Units are valued on every Valuation Day.

                    The "Accumulation Value" of a Policy is determined by:
                    (1) multiplying the total number of Accumulation Units credited to the Policy for each Sub-Account by its appropriate current Accumulation Unit Value; (2) if a combination of Sub-Accounts is elected, totaling the resulting values; and (3) adding any values attributable to the Fixed Account and the Loan Account. The Accumulation Value will be affected by Monthly Deductions.

                    SEPARATE ACCOUNT VALUE

                    The Separate Account Value is the portion of the Accumulation Value that is attributable to the Separate Account.

                    VARIABLE ACCUMULATION UNIT VALUE

                    All or a part of a Net Premium Payment allocated to a Sub-Account is converted into Variable Accumulation Units by dividing the amount allocated by the value of the Variable Accumulation Unit for the Sub-Account next calculated after it is received at the Administrative Office. The Variable Accumulation Unit value for each Sub-Account was initially established at $10.00. The Variable Accumulation Unit Value for each Sub-Account would thereafter increase or decrease from one Valuation Period to the next. Allocations to Sub-Accounts are made only as of the end of a Valuation Day.

                    VARIABLE ACCUMULATION UNITS

                    A "Variable Accumulation Unit" is a unit of measure used in the calculation of the value of each Sub-Account. The Variable Accumulation Unit value for a Sub-Account for a Valuation Period is determined as follows:
                       1. The total value of Fund shares held in the Sub-Account
                          is calculated by multiplying the number of Fund shares owned by the Sub-Account at the beginning of the Valuation Period by the net asset value per share of the Fund at the end of the Valuation Period, and adding any dividend or other distribution of the Fund if an ex-dividend date occurs during the Valuation Period; minus
                       2. The liabilities of the Sub-Account at the end of the
                          Valuation Period; such liabilities include daily charges imposed on the Sub-Account, and may include a charge or credit with respect to any taxes paid or reserved for by LLANY that LLANY determines result from the operations of the Separate Account; and
                       3. The result of (2) is divided by the number of Variable
                          Accumulation Units outstanding at the beginning of the Valuation Period.

                    The daily charge imposed on a Sub-Account for any Valuation Period is equal to the daily mortality and expense risk charge multiplied by the number of calendar days in the Valuation Period. The amount of Monthly Deduction allocated to each Sub-Account will result in the cancellation of Variable Accumulation Units that have an aggregate value on the date of such deduction equal to the total amount by which the Sub-Account is reduced.

                    The number of Variable Accumulation Units credited to a Policy will not be changed by any subsequent change in the value of a Variable Accumulation Unit. Such value may vary from Valuation Period to Valuation Period to reflect the investment experience of the Fund used in a particular Sub-Account and fees and charges under the Policy.

                    FIXED ACCOUNT AND LOAN ACCOUNT VALUE

                    The Fixed Account Value and the Loan Account Value reflect amounts allocated to LLANY's General Account through payment of premiums or through transfers from the Separate Account. LLANY guarantees the Fixed Account Value.

                    NET ACCUMULATION VALUE

                    The "Net Accumulation Value" is the Accumulation Value less the Loan Account Value. The Net Accumulation Value represents the net value of the Policy and is the basis for calculating the Surrender Value.

FUNDS

                    Each of the Sub-Accounts of the Separate Account is invested solely in the shares of one of the Funds available under the Policies. Each of the Funds, in turn, is an investment portfolio of one of the trusts or corporations listed below. A given Fund may have a similar investment objective and principal investment strategy to those for another mutual fund managed by the same investment advisor or subadvisor. However, because of timing of investments and other variables, there will be no correlation between the two investments. Even though the management strategy and the objectives of the Funds are similar, investment results may vary.

                    The portfolios, their investment advisers and distributors, and the Funds within each that are available under the
                    Policies:

                    (update to be filed by amendment)

                    AIM VARIABLE INSURANCE FUNDS is advised by A I M Advisors, Inc.

                        AIM V.I. GROWTH FUND (SERIES I): Seeks growth of capital primarily by investing in seasoned and better capitalized companies considered to have strong earnings momentum. Focus is on companies that have experienced above-average growth in earnings and have excellent prospects for future growth.

                        AIM V.I. INTERNATIONAL EQUITY FUND (SERIES I): Seeks to provide long-term growth of capital.

                        AIM V.I. VALUE FUND (SERIES I): Seeks to achieve long-term growth of capital, income is a secondary objective.

                    ALLIANCE VARIABLE PRODUCTS SERIES FUND, INC. is advised by Alliance Capital Management, L.P.

                        ALLIANCEBERNSTEIN SMALL CAP VALUE PORTFOLIO (CLASS A):
                        Seeks long-term growth of capital. The portfolio invests primarily in a diversified portfolio of equity securities of companies with relatively small market capitalizations. Under normal circumstances, the portfolio will invest at least 65% of its total assets in these types of securities. The portfolio's investment policies emphasize investment in companies that are determined to be undervalued, using a fundamental value approach.

                        GROWTH AND INCOME PORTFOLIO (CLASS A): Seeks reasonable current income and reasonable appreciation through investments primarily in dividend-paying common stocks of good quality. The portfolio may also invest in fixed-income securities and convertible securities.

                        PREMIER GROWTH PORTFOLIO (CLASS A): Seeks long-term growth of capital by pursuing aggressive investment policies. The portfolio invests predominately in the equity securities of a limited number of large, carefully selected high-quality U.S. companies that are judged likely to achieve superior earnings growth.

                        TECHNOLOGY PORTFOLIO (CLASS A): Seeks to emphasize growth of capital and invests for capital appreciation. Current income is only an incidental consideration. The portfolio may seek income by writing listed call options. The portfolio invests primarily in securities of companies expected to benefit from technological advances and improvements (i.e., companies that use technology extensively in the development of new or improved products or processes).

                    AMERICAN FUNDS INSURANCE SERIES is advised by Capital Research and Management Company.

                        GLOBAL SMALL CAPITALIZATION FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in stocks of smaller companies located around the world that typically have market capitalizations of $50 million to $1.5 billion. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                        GROWTH FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in common stocks of companies that appear to offer superior opportunities for growth of capital. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                        GROWTH-INCOME FUND (CLASS 2): The fund seeks to make your investment grow and provide you with income over time by investing primarily in common stocks or other securities which demonstrate the potential for appreciation and/or dividends. The fund is designed for investors seeking both capital appreciation and income.

                        INTERNATIONAL FUND (CLASS 2): The fund seeks to make your investment grow over time by investing primarily in common stocks of companies located outside the

                        United States. The fund is designed for investors seeking capital appreciation through stocks. Investors in the fund should have a long-term perspective and be able to tolerate potentially wide price fluctuations.

                    DELAWARE GROUP PREMIUM FUND is advised by Delaware Management Company.

                        GROWTH AND INCOME SERIES (STANDARD CLASS): Seeks capital appreciation with current income as a secondary objective.

                        HIGH YIELD SERIES (STANDARD CLASS): Seeks total return and, as a secondary objective, high current income. The series invests primarily in high-yield corporate bonds commonly known as junk bonds. An investment in this series may involve greater risks than an investment in a portfolio comprised primarily of investment-grade bonds.

                        REIT SERIES (STANDARD CLASS): Seeks to achieve maximum long-term total return, with capital appreciation as a secondary objective, by investing in the securities of companies primarily engaged in the real estate industry.

                        SMALL CAP VALUE SERIES (STANDARD CLASS): Seeks capital appreciation by investing primarily in stocks of small cap companies whose market values appear low relative to underlying value or future earnings and growth potential.

                        TREND SERIES (STANDARD CLASS): Seeks long-term capital appreciation by investing primarily in stocks of small companies and convertible securities of emerging and growth-oriented companies.

                        U.S. GROWTH SERIES (STANDARD CLASS): Seeks to maximize capital appreciation by investing in stocks of companies of all sizes. Investment management looks for stocks with low dividend yields, strong balance sheets, and high expected earnings growth rates as compared to other companies in the same industry.

                    DEUTSCHE ASSET MANAGEMENT VIT FUNDS TRUST is advised by Deutsche Asset Management, Inc.

                        EAFE-REGISTERED TRADEMARK- EQUITY INDEX FUND: The fund seeks to replicate as closely as possible, before expenses, the total return of the Morgan Stanley Capital International (MSCI) EAFE-Registered Trademark- Index (EAFE-Registered Trademark- Index) which emphasizes stocks of companies in major markets in Europe, Australia and the Far East.

                        EQUITY 500 INDEX FUND: The fund seeks to match, as closely as possible, before expenses, the performance of the Standard & Poor's 500 Composite Price Index (S&P 500 Index), which emphasizes stocks of large U. S. companies.

                        SMALL CAP INDEX FUND: The fund seeks to match, as closely as possible, before expenses, the performance of the Russell 2000 Small Stock Index (Russell 2000 Index), which emphasizes stocks of small U. S. companies.

                    FIDELITY VARIABLE INSURANCE PRODUCTS is advised by Fidelity Management and Research Company.

                        CONTRAFUND PORTFOLIO (SERVICE CLASS): Seeks long-term capital appreciation by investing primarily in securities of companies whose value the adviser believes is not fully recognized by the public.

                        EQUITY-INCOME PORTFOLIO (SERVICE CLASS): Seeks reasonable income by investing primarily in income-producing equity securities, with some potential for capital appreciation, seeking a yield that exceeds the composite yield on the securities comprising the Standard & Poor's 500 Index (S&P500).

                        GROWTH PORTFOLIO (SERVICE CLASS): Seeks long-term capital appreciation. The portfolio normally purchases common stocks.

                        OVERSEAS PORTFOLIO (SERVICE CLASS): Seeks long term growth of capital by investing mainly in foreign securities.

                    FRANKLIN TEMPLETON VARIABLE INSURANCE PRODUCTS TRUST is advised by Franklin Advisers, Inc. for the Franklin Small Cap Fund, and Templeton Global Advisors Limited for the Templeton Growth Securities Fund.

                        FRANKLIN SMALL CAP FUND (CLASS 1): Seeks long-term capital growth. Invests primarily in equity securities of U.S. small cap companies, with market cap values not exceeding (1) $1.5 billion, or (2) the highest market cap value in the Russell 2000 Index, whichever is greater at the time of purchase.

                        TEMPLETON GROWTH SECURITIES FUND (CLASS 1): Seeks long-term capital growth. Invests primarily in stocks of companies in various nations throughout the world, including the U.S. and emerging markets.

                    JANUS ASPEN SERIES is advised by Janus Capital Corporation.

                        AGGRESSIVE GROWTH PORTFOLIO (SERVICE SHARES): Seeks long-term growth of capital. Pursues objective in common stocks selected for their growth potential and normally invests at least 50% of its equity assets in medium sized companies.

                        BALANCED PORTFOLIO (SERVICE SHARES): Seeks long-term growth of capital, consistent with the preservation of capital and balanced by current income. The portfolio normally invests 40-60% of its assets in securities selected primarily for their growth potential, and 40-60% of its assets in securities selected primarily for their income potential.

                        WORLDWIDE GROWTH PORTFOLIO (SERVICE SHARES): Seeks long term growth of capital in a manner consistent with the preservation of capital. Pursues objective by investing primarily in common stocks of companies of any size throughout the world. The portfolio normally invests in issuers from at least five different countries, including the U.S. The portfolio may at times invest in fewer than five countries or even a single country.

                    LINCOLN NATIONAL FUNDS (LN) are advised by Delaware Lincoln Investment Advisers, with Putnam Investment Management, L.L.C. subadvising the Aggressive Growth Fund and the Global Asset Allocation Fund, Delaware National Advisers, Ltd. subadvising the International Fund, and Janus Capital Corporation subadvising the Capital Appreciation Fund.

                        LN AGGRESSIVE GROWTH FUND, INC.: Seeks to maximize capital appreciation. The fund invests in stocks of small, lesser-known companies, which have a chance to grow significantly in a short time.

                        LN BOND FUND, INC.: Seeks maximum current income consistent with prudent investment strategy. The fund invests primarily in medium- and long-term corporate and government bonds.

                        LN CAPITAL APPRECIATION FUND, INC.: Seeks long-term growth of capital in a manner consistent with the preservation of capital. The fund primarily buys stocks in a large number of companies of all sizes if the companies are competing well and if their products or services are in high demand. It may also buy some money market securities and bonds, including junk bonds.

                        LN GLOBAL ASSET ALLOCATION FUND, INC.: Long-term return consistent with preservation of capital. The fund allocates its assets among several categories of equity and fixed-income securities, both of the U.S. and foreign insurers.

                        LN INTERNATIONAL FUND, INC.: Long-term capital appreciation. The fund trades in securities issued outside the United States -- mostly stocks, with an occasional bond or money market security.

                        LN MONEY MARKET FUND, INC.: Seeks maximum current income consistent with the preservation of capital. The fund invests in high quality, short-term obligations issued by U.S. corporations, the U.S. government, and federally chartered banks and U.S. branches of foreign banks.

                        LN SOCIAL AWARENESS FUND, INC.: Long-term capital appreciation. The fund buys stocks of established companies which adhere to certain specific social criteria.

                    MFS-REGISTERED TRADEMARK- VARIABLE INSURANCE TRUST is advised by Massachusetts Financial Services Company.

                        CAPITAL OPPORTUNITIES SERIES (INITIAL CLASS): Seeks capital appreciation.

                        EMERGING GROWTH SERIES (INITIAL CLASS): Seeks to provide long-term growth of capital.

                        TOTAL RETURN SERIES (INITIAL CLASS): Seeks primarily to provide above-average income (compared to a portfolio invested entirely in equity securities) consistent with the prudent employment of capital, and secondarily to provide a reasonable opportunity for growth of capital and income.

                        UTILITIES SERIES (INITIAL CLASS): Seeks capital growth and current income (income above that available from a portfolio invested entirely in equity securities).

                    NEUBERGER BERMAN ADVISERS MANAGEMENT TRUST is advised by Neuberger Berman Management Incorporated.

                        MID-CAP GROWTH PORTFOLIO: Seeks capital appreciation by investing primarily in common stocks of medium-capitalization companies, using a growth-oriented investment approach.

                        REGENCY PORTFOLIO: Seeks growth of capital by investing mainly in common stocks of mid-capitalization companies. The portfolio seeks to reduce risk by diversifying among different companies and industries.

                    PUTMAN VARIABLE TRUST is advised by Putnam Investment Management, L.L.C.

                        GROWTH & INCOME FUND (CLASS IB): Seeks capital growth and current income by investing mainly in common stocks of U.S. companies with a focus on value stocks that offer the potential for capital growth, current income, or both.

                        HEALTH SCIENCES (CLASS IB): The fund seeks capital appreciation by investing primarily in common stocks of the companies in the health sciences industry.

                    Several of the Funds may invest in non-investment grade, high-yield, high-risk debt securities (commonly referred to as "junk bonds"), as detailed in the individual Fund Prospectuses. Please review the prospectuses carefully.

                    There is no assurance that the investment objective of any of the Funds will be met. You assume all of the investment performance risk for the Sub-Accounts you select. There is investment performance risk in each of the Sub-Accounts, although the amount of such risk varies significantly among the Sub-Accounts. Owners should read each

                    Fund's prospectus carefully and understand the risks before making or changing investment choices. Additional Funds may, from time to time, be made available as underlying investments with prior approval of the New York Insurance Department. The right to select among Funds will be limited by the terms and conditions imposed by LLANY (See ALLOCATION OF NET PREMIUM PAYMENTS). LLANY may make these changes (including substitutions) for some or all classes of policy holders.

                    SUBSTITUTION OF SECURITIES

                    If the shares of any Fund should no longer be available for investment by the Separate Account, or if in our judgment, further investment in such shares should cease to be appropriate in view of the purpose of the Separate Account or in view of legal, regulatory or federal income tax restrictions, or for any other reason in our sole discretion, we may substitute shares of another Fund. There will be no substitution of securities in any Sub-Account without prior approval of the Commission. Substitute Funds may have higher charges than the Funds being replaced.

                    Substitutions may be made with respect to existing investments or the investment of future premium payments, or both. We may close Sub-Accounts to allocations of premium payments or contract value, or both, at any time in our sole discretion. The funds, which sell their shares to the Sub-Accounts pursuant to participation agreements, also may terminate these agreements and discontinue offering their shares to the Sub-Accounts.

                    VOTING RIGHTS

                    LLANY will vote the shares of each Fund held in the Separate Account at special meetings of the shareholders of the particular Fund in accordance with instructions received by the Administrative Office in proper written form from persons having a voting interest in the Separate Account. LLANY will vote shares for which it has not received instructions in the same proportion as it votes shares in the Separate Account for which it has received instructions. The Funds do not hold regular meetings of shareholders.

                    To determine how many votes each policy owner is entitled to direct with respect to a Fund, first we will calculate the dollar amount of your account value attributable to that Fund. Second, we will divide that amount by $100.00. The result is the number of votes you may direct.

                    The number of shares which a person has a right to vote will be determined as of a date to be chosen by the appropriate Fund not more than sixty (60) days prior to the meeting of the particular Fund. Voting instructions will be solicited by written communication at least fourteen (14) days prior to the meeting.

                    FUND PARTICIPATION AGREEMENTS

                    In order to make the Funds available, LLANY has entered into agreements with the trusts or corporations and their advisors or distributors. In some of these agreements, LLANY must perform certain administrative services for the Fund advisors or distributors. For these administrative functions, LLANY may be compensated by the Fund at annual rates of between .10% and .45% of the assets attributable to the Policies.

CHARGES AND FEES

                    We deduct charges in connection with the Policy to compensate us for providing the Policy's insurance benefit, administering the Policy, assuming certain risks under the Policy and for sales-related expenses we incur. LLANY may profit from any of these charges, including the mortality and expense risk and cost of insurance charges, and may use the profit for any purpose, including covering shortfalls from other charges.

                    The nature and amount of these charges are as follows:

                    DEDUCTIONS FROM PREMIUM PAYMENTS

                    We deduct a premium charge of 5% from each Premium Payment.

                    DEDUCTIONS MADE MONTHLY

                    We make various expense deductions monthly. The Monthly Deductions, including the Cost of Insurance Charge and charges for supplemental riders or benefits, if any, are deducted proportionately from the Net Accumulation Value of each underlying investment subject to the charge. For Sub-Accounts, Accumulation Units are canceled and the value of the canceled Units withdrawn in the same proportion as their respective values have to the Net Accumulation Value. The Monthly Deductions are made on the "Monthly Anniversary Day", the Date of Issue and the same day of each month thereafter, or if there is no such date in a given month, then the first Valuation Day of the next month. If the day that would otherwise be a Monthly Anniversary Day is not a Valuation Day, then the Monthly Anniversary Day is the next Valuation Day.

                    If the Net Accumulation Value is insufficient to cover the current Monthly Deduction, you have a 61-day period (Grace Period) to make a payment sufficient to cover that deduction. (See LAPSE AND REINSTATEMENT Lapse of a Policy).

                    If the Insured attains Age 100 and the Policy has not been surrendered, no further Monthly Deductions will be made and the Separate Account Value will be transferred to the Fixed Account. The Policy will then remain in force until surrender or the Insured's Death.

                    MONTHLY DEDUCTION

                    There is a flat dollar Monthly Deduction of $10 until the first Policy Anniversary and, currently, $5 thereafter (guaranteed not to exceed $5 after the first Policy Year).

                    These charges compensate LLANY for administrative expenses associated with Policy issue and ongoing Policy maintenance including premium billing and collection, policy value calculation, confirmations, periodic reports and other similar matters.

                    COST OF INSURANCE CHARGE

                    The Cost of Insurance is the portion of the Monthly Deduction designed to compensate LLANY for the anticipated cost of paying Death Benefits in excess of the Accumulation Value, not including riders, supplemental benefits or monthly expense charges.

                    The Cost of Insurance charge depends on the Age, policy duration, underwriting category and gender (in accordance with state law) of the Insured and the current Net Amount at Risk. The Net Amount at Risk is the Death Benefit minus the Accumulation Value. The rate on which the Monthly Deduction for the Cost of Insurance is based will generally increase as the Insured ages, although the Cost of Insurance charge could decline if the Net Amount at Risk drops relatively faster than the Cost of Insurance Rate increases.

                    The Cost of Insurance charge is determined by dividing the Death Benefit at the beginning of the Policy Month by
                    1.0032737 (the monthly equivalent of an annual rate of 4%), subtracting the Accumulation Value at the beginning of the Policy Month and multiplying the result (the Net Amount at Risk) by the applicable Cost of Insurance Rate as determined by LLANY. The Guaranteed Cost of Insurance Rates are in Appendix 3.

                    If you have elected certain Riders for your Policy there will be additional charges added to your monthly deduction.

                    MORTALITY AND EXPENSE RISK CHARGE

                    LLANY deducts a daily charge as a percentage of the assets of the Separate Account as a mortality and expense risk charge. The mortality risk assumed is that insureds may live for a shorter period than estimated, and therefore, a greater amount of death benefit will be payable. The expense risk assumed is that expenses incurred in issuing and administering the policies will be greater than estimated. The mortality and expense risk charge is guaranteed at an annual rate of 0.75% in Policy Years 1-10, 0.35% in Policy Years 11-20 and 0.20% in Policy Years 21 and beyond.

                    SURRENDER CHARGES

                    A generally declining "Surrender Charge" may apply if the Policy is totally surrendered, has a decrease in Specified Amount, or lapses. The Surrender Charge varies by Age of the Insured, the number of years since the Date of Issue or the date of an increase in Specified Amount, and Specified Amount. The length of the Surrender Charge period varies based on the Age of the Insured on the date of issue or date of increase in Specified Amount as follows:

                            AGE     SURRENDER CHARGE PERIOD
                            ----    -----------------------
                            0-50            15 years
                             51             14 years
                             52             13 years
                             53             12 years
                             54             11 years
                            55+             10 years

                    The duration of Surrender Charges for decreases in Specified Amount is 10 years.

                    The charge is in part a deferred sales charge and in part a recovery of certain first year administrative costs and is retained by LLANY. The Surrender Charge is included in each Policy and is in compliance with each state's nonforfeiture law. Examples of the maximum Surrender Charge can be seen in Appendix 2.

                    The Surrender Charge under a Policy is proportional to the face amount of the Policy. Expressed as a percentage of face amount, it is higher for older than for younger issue ages. The Surrender Charge cannot exceed Policy value. All Surrender Charges decline to zero over the 15 years following issuance of the Policy or any increase in Specified Amount. See, for example, the illustrations in Appendix 4 for issue ages 45 and 55.

                    Upon either a full surrender of the policy or a decrease in Specified Amount made at the request of the Owner, a charge will be assessed based on the table of surrender charges shown in Policy Specification, subject to the following conditions.

                    For decreases in Specified Amount, excluding full surrender of the policy, no such charge will be applied under the following circumstances:

                    1) where the decrease occurs after the tenth Policy
                       Anniversary following the issuance of the Initial Specified Amount, or
                    2) where the decrease is directly caused by a Death Benefit
                       Option change, or
                    3) where the decrease is caused by a partial surrender of
                       Net Accumulation Value (i.e. withdrawal), or
                    4) where the decrease plus the sum of all prior decreases
                       does not exceed 25% of the Initial Specified Amount.

                    For all other decreases in Specified Amount, the charge will be calculated as (1) minus (2), then divided by (3) and then multiplied by (4), where:

                    1) is the amount of this decrease plus any prior decreases,
                    2) is the greater of an amount equal to 25% of the Initial
                       Specified Amount or the sum of all prior decreases,
                    3) is the Initial Specified Amount, and
                    4) is the then applicable surrender charge from the table in
                       Policy Specifications.

                    Requests for decreases in Specified Amount may be limited by LLANY to the extent there is insufficient Net Accumulation Value to cover the necessary charges.

                    Upon full surrender of the policy, the charge will be calculated as the entire amount shown in the table of surrender charges multiplied by one minus the percentage of Initial Specified Amount for which a surrender charge was previously assessed. In no event will the charge assessed upon a full surrender exceed the then current Net Accumulation Value.

                    Separate surrender charge tables apply with respect to each increase in Specified Amount. For purposes of calculating charges for full surrenders of or decreases in such increased Specified Amounts, the amount of the increase will be considered a new "Initial Specified Amount".

                    Upon an increase in Specified Amount we will send you
                    (1) Supplemental Policy Specifications reflecting the maximum additional surrender charge; and (2) the new Table of Surrender Charges for the increase in Specified Amount. Currently, the minimum allowable increase in Specified Amount is $1,000; however, Lincoln Life may change this at any time.

                    Any charges for decreases in Specified Amount will be assessed by withdrawing the amount from the Fixed and Variable Sub-Accounts in proportion to which the balances invested in such Fixed and Variable Sub-Accounts bear to the Net Accumulation Value as of the date on which the deduction is made, unless otherwise agreed In Writing by LLANY and the Owner.

                    No Surrender Charge is imposed on a partial surrender, but an administrative fee of 2% of the amount withdrawn (not to exceed $25) is imposed, allocated pro-rata among the Sub-Accounts from which the partial surrender proceeds are taken.

                    Any surrender may result in tax implications. (SEE TAX
                    ISSUES)

                    Based on its actuarial determination, LLANY does not anticipate that the Surrender Charge, together with the portion of the premium load attributable to sales expense, will cover all sales and administrative expenses which LLANY will incur in connection with the Policy. Any such shortfall, including but not limited to payment of sales and distribution expenses, would be available for recovery from the General Account of LLANY, which supports insurance and annuity obligations.

                    If you select the Estate Tax Repeal Rider, and if you satisfy its special conditions (See "Riders"), you will have a one-time right to cancel your Policy without being subject to Surrender Charges. This is a limited benefit, and it is subject to our specific definition of Estate Tax Repeal as defined in the Riders section of this Prospectus. All surrenders of your Policy (as distinguished from the cancellation provision in this Rider) are subject to the Policy's normal surrender requirements. See page 37.

                    REDUCTION OF CHARGES -- PURCHASES ON A CASE BASIS

                    This Policy is available for purchases by corporations and other groups or sponsoring organizations on a case basis. LLANY reserves the right to reduce premium loads or any other charges on certain cases, where it is expected that the amount or nature of such cases will result in savings of sales, underwriting, administrative or other costs. Eligibility for these reductions and the amount of reductions will be determined by a number of factors, including but not limited to, the number of lives to be insured, the total premiums expected to be paid, total assets under management for the policy owner, the nature of the relationship among the insured individuals, the purpose for which the Policies are being purchased, the expected persistency of the individual policies and any other circumstances which LLANY believes to be relevant to the expected reduction of its expenses. Some of these reductions may be guaranteed and others may be subject to withdrawal or modification by LLANY on a uniform case basis. Reductions in these charges will not be unfairly discriminatory against any person, including the affected Policy Owners funded by Account M.

                    TRANSACTION FEE FOR EXCESS TRANSFERS

                    A $25 fee may apply for each transfer request in excess of 24 in any Policy Year. A single transfer request may consist of multiple transactions.

DEATH BENEFITS

                    The Death Benefit Proceeds is the amount payable to the Beneficiary upon the death of the Insured, in accordance with the Death Benefit Option selected. Loans (if any) and overdue deductions are deducted from the Death Benefit Proceeds prior to payment.

                    The Specified Amount, which may not be less than $100,000, is the amount requested by the Policy Owner at the time of application for insurance. This amount, in combination with a death benefit option, will define the death benefit. The Specified Amount is a field on the Policy Specification Page.

                    The applicant must select the Specified Amount of the Death Benefit, which may not be less than $100,000, and the Death Benefit Option. The three Death Benefit Options are described below. The applicant must consider a number of factors in selecting the Specified Amount, including the amount of proceeds required when the Insured dies and the Owner's ability to make Premium Payments. The ability of the Owner to support the Policy, particularly in later years, is an important factor in selecting between the Death Benefit Options, because the greater the Net Amount at Risk at any time, the more that will be deducted each month from the value of the Policy to pay the Cost of Insurance.

                    DEATH BENEFIT OPTIONS

                    Three different Death Benefit Options are available under the Policy. Regardless of which Death Benefit Option you choose, the Death Benefit Proceeds payable under the Policy is the greater of (a) the amount determined under the Death Benefit Option in effect on the date of the Insured's Death, less (in each case) any indebtedness under the Policy or
                    (b) an amount determined by LLANY equal to that required by Internal Revenue Service Code to maintain the Policy as a life insurance policy, also referred to as the "Corridor Death Benefit".

                    The Corridor Death Benefit is the applicable percentage (the Corridor Percentage) of the Accumulation Value (rather than by reference to the Specified Amount) required to maintain the Policy as a "life insurance contract" for Federal income tax purposes. The Corridor Percentage is 250% through the time the insured reaches Age 40 and decreases in accordance with the table in Appendix 3 to 100% when the Insured reaches Age 95.

                    Death Benefit Option 1 provides Death Benefit Proceeds equal to the Specified Amount (a minimum of $100,000). If
                    Option 1 is selected, the Policy pays level Death Benefit Proceeds unless the Minimum Death Benefit exceeds the Specified Amount. (See DEATH BENEFITS, Federal Income Tax Definition of Life Insurance). See the effect of Partial Surrenders Section on Page 31.

                    Death Benefit Option 2 provides Death Benefit Proceeds equal to the sum of the Specified Amount plus the Net Accumulation Value as of the date of the Insured's death, less any loan interest accrued but not yet charged. If Option 2 is selected, the Death Benefit Proceeds increase or decrease over time, depending on the amount of premium paid and the investment performance of the underlying Sub-Accounts. See effect of Partial Surrenders Section on Page 31.

                    Death Benefit Option 3 provides Death Benefit Proceeds (before deduction of any indebtedness against the Policy and the amount of any Partial Surrenders) equal to the sum of the Specified Amount plus the Accumulated Premiums (all premiums paid minus the Cumulative Policy Factor, if that Factor is elected) up to the limit shown in the Policy Specifications. Any premium paid that will cause the Death Benefit Proceeds to exceed this limit will be applied to the Policy, but will not increase the Death Benefit. The Cumulative Policy Factor, normally used in business situations, is calculated as:

                       a. the applicable monthly rate then used by the Internal Revenue Service (IRS); or

                       b. an alternative monthly rate permitted by the IRS;
                       times

                       c. the Specified Amount divided by 1000.

                    If Death Benefit Option 3 is selected, the Death Benefit Proceeds will generally increase, depending on the amount of premium paid. See the effect of Partial Surrenders Section on page 31.

                    If for any reason the applicant fails to affirmatively elect a particular Death Benefit Option, Death Benefit Option 1 shall apply until changed as provided below.

                    Owners who prefer insurance coverage that generally does not vary in amount and generally has lower Cost of Insurance Charges should elect Option 1. Owners who prefer to have favorable investment experience reflected in increased insurance coverage should select Option 2. Owners who have a need to recover at death the amount of premiums paid should select Option 3. Under Options 1 and 3, any Surrender Value at the time of the Insured's Death will revert to LLANY.

                    CHANGES IN DEATH BENEFIT OPTIONS AND SPECIFIED AMOUNT

                    All requests for changes between Death Benefit Options and changes in the Specified Amount must be submitted in proper written form to the Administrative Office. The minimum increase in Specified Amount currently permitted is $1,000. If requested, a supplemental application and evidence of insurability must also be submitted to us.

                    In a change from Death Benefit Option 1 to Death Benefit Option 2, the Specified Amount will be reduced by the Accumulation Value as of the effective date of change. In a change from Death Benefit Option 2 to Death Benefit
                    Option 1, the Specified Amount will be increased by the Accumulation Value as of the effective date of change.

                    In a change from Death Benefit Option 1 to Death Benefit Option 3, the Specified Amount will remain the same. In a change from Death Benefit Option 3 to Death Benefit
                    Option 1, the Specified Amount will be increased by Accumulated Premiums (less the Cumulative Policy Factor if that Factor is elected) as of the effective date of change.

                    In a change from Death Benefit Option 2 to Death Benefit Option 3, the Specified Amount will be increased by the Accumulation Value as of the effective date of change. In a change from Death Benefit Option 3 to Death Benefit
                    Option 2, if the Accumulation Values is greater than the Accumulated Premium (less Cumulative Policy Factor if that Factor is elected), the Specified Amount will be reduced by the Accumulation Value less Accumulated Premium (plus Cumulative Policy Factor if that Factor is elected) as of the effective date of change; if the Accumulation Value is less than the Accumulated Premium (less the Cumulative Policy Factor if elected), the Specified Amount will be increased by the Accumulated Premium (less the Cumulative Policy Factor if that Factor is elected) less the Accumulation Value as of the effective date of change.

                    Any reductions in Specified Amount will be made against the initial Specified Amount and any later increase in the Specified Amount on a last in, first out basis. Any increase in the Specified Amount will increase the amount of the Surrender Charge applicable to the Policy.

                    Upon a decrease in Specified Amount made at the request of the Owner, a charge will be assessed based on the applicable Table of Surrender Charges in your Policy Specifications (subject to the following conditions).

                    For decreases in Specified Amount, excluding full surrender of the policy, no such charge will be applied under the following circumstances:

                    1) where the decrease occurs after the tenth Policy
                       Anniversary following the issuance of the Initial Specified Amount, or
                    2) where the decrease is directly caused by a Death Benefit
                       Option change, or
                    3) where the decrease is caused by a partial surrender of
                       Net Accumulation Value (i.e. withdrawal), or
                    4) where the decrease plus the sum of all prior decreases
                       does not exceed 25% of the Initial Specified Amount.

                    For all other decreases in Specified Amount, the charge will be calculated as (1) minus (2), then divided by (3) and then multiplied by (4), where:

                    1) is the amount of this decrease plus any prior decreases,
                    2) is the greater of an amount equal to 25% of the Initial
                       Specified Amount or the sum of all prior decreases,
                    3) is the Initial Specified Amount, and
                    4) is the then applicable surrender charge from the table in
                       Policy Specifications.

                    Separate Surrender Charges tables apply with respect to each increase in Specified Amount. For purposes of calculating charges for decreases in such increased Specified Amount, the amount of the increase will be considered a new Initial Specified Amount.

                    For charges made for decreases in Specified Amount, unless otherwise agreed to in writing, LLANY will withdraw the amount from the Fixed and Variable Sub-Accounts in their proportion to the Net Accumulation Value as of the date on which the deduction is made. We may limit requests for decreases in Specified Amount to the extent there is insufficient Net Accumulation Value to cover the necessary charges.

                    We may decline any request for a change between Death Benefit Options or increase in the Specified Amount. We may also decline any request for change of the Death Benefit Option or reduction of the Specified Amount if, after the change, the Specified Amount would be less than the minimum Specified Amount or would reduce the Specified Amount below the level required to maintain the Policy as life insurance for purposes of Federal income tax law.

                    Any change is effective on the first Monthly Anniversary Day on or after the date of approval of the request by LLANY, unless the Monthly Deduction Amount would increase as a result of the change. In that case, the change is effective on the first Monthly Anniversary Day on which the Accumulation Value is equal to or greater than the Monthly Deduction Amount, as increased.

                    FEDERAL INCOME TAX DEFINITION OF LIFE INSURANCE

                    The amount of the Death Benefit must satisfy certain requirements under the Code if the policy is to qualify as insurance for federal income tax purposes. The amount of the Death Benefit Proceeds required to be paid under the Code to maintain the Policy as life insurance under each of the Death Benefit Options (see INSURANCE COVERAGE PROVISIONS, Death Benefit) is equal to the product of the Accumulation Value and the applicable Corridor Percentage. A table of Corridor Percentages is in Appendix 3.

NOTICE OF DEATH OF INSURED

                    Due Proof of Death must be furnished to LLANY at the Administrative Office as soon as reasonably practical after the death of the Insured, the person whose life is insured under the Policy. Due Proof of Death must be in proper written form and includes a certified copy of an official death certificate, a certified copy of a decree of a court of competent jurisdiction as to the finding of death, or any other proof of death satisfactory to LLANY.

PAYMENT OF DEATH BENEFIT PROCEEDS

                    The Death Benefit Proceeds under the Policy will ordinarily be paid within seven days, if in a lump sum, or in accordance with any Settlement Option selected by the Owner or the Beneficiary, after receipt at the Administrative Office of Due Proof of Death of the Insured. The amount of the Death Benefit Proceeds under Option 2 and Option 3 will be determined as of the date of the Insured's death. Payment of the Death Benefit Proceeds may be delayed if the Policy is contested or if Separate Account values cannot be determined.

                    SETTLEMENT OPTIONS

                    There are several ways in which the Beneficiary may receive the Death Benefit Proceeds or in which the Owner may choose to receive payments upon the surrender of the Policy.

                    The Owner may elect or change a Settlement Option while the Insured is alive; If the Owner has not irrevocably selected a Settlement Option, the Beneficiary may do so within 90 days after the Insured dies. If no Settlement Option is selected, the Death Benefit Proceeds will be paid in a lump sum.

                    If the Policy is assigned as collateral security, LLANY will pay any amount due the assignee in one lump sum. Any remaining Death Benefit Proceeds will be paid as elected.

                    A request to elect, change, or revoke a Settlement Option must be received in proper written form by the Administrative Office before payment of the lump sum or under any Settlement Option. The first payment under the Settlement Option selected will become payable on the date proceeds are settled under the option. Payments after the first payment will be made on the first day of each month. Once payments have begun, the Policy cannot be surrendered and neither the payee nor the Settlement Option may be changed.

                    There are at least four Settlement Options:

                       The first Settlement Option is an annuity for the lifetime of the payee.

                       The second Settlement Option is an annuity for the lifetime of the payee, with monthly payments guaranteed for 60, 120, 180, or 240 months.

                       Under the third Settlement Option, LLANY makes monthly payments for a stated number of years, at least five but no more than thirty.

                       Under the fourth Settlement Option, LLANY pays at least 3% interest annually on the sum left on deposit, and pays the amount on deposit on the payee's death.

                    Any other Settlement Option offered by LLANY at the time of election may also be selected.

POLICY LIQUIDITY

                    The accumulated value of the Policy is available for loans or withdrawals. Subject to certain limitations, the Owner may borrow against the Surrender Value of the Policy, may make a partial surrender of some of the Surrender Value of the Policy and may fully surrender the Policy for its Surrender Value.

                    POLICY LOANS

                    The Owner may at any time borrow in the aggregate up to 100% of the Surrender Value at the time a Policy Loan is made. LLANY may, however, limit the amount of the loan so that the total Policy indebtedness will not exceed 90% of the amount of the Accumulation Value less any Surrender Charge that would be imposed on a full surrender. The Owner must execute a loan agreement and assign the Policy to LLANY free of any other assignments. The Loan Account is the account in which Policy indebtedness (outstanding loans and interest) accrues once it is transferred out of the Fixed Account or the Sub-Accounts. Interest on Policy Loans accrues at an annual rate of 5% in Policy Years 1-10 and 4% thereafter, and is payable to LLANY (for its account) once a year in arrears on each Policy Anniversary, or earlier upon full surrender or other payment of proceeds of a Policy.

                    The amount of a loan, plus any accrued but unpaid interest, is added to the outstanding Policy Loan balance. Unless paid in advance, any loan interest due will be transferred proportionately from the values in the Fixed Account and each Sub-Account, and treated as an additional Policy Loan, and added to the Loan Account Value.

                    LLANY credits interest to the Loan Account Value at a rate of 4% in all years, so the net cost of a Policy Loan is 1% in years 1-10 and 0% thereafter.

                    If the Net Accumulation Value is distributed among more than one of the Sub-Accounts (including for this purpose the Fixed Account), transfers from each for loans and loan interest will be made in proportion to the assets in each such Sub-Account at that time, unless LLANY is instructed otherwise in proper written form at the Administrative Office. Repayments on the loan and interest credited on the Loan Account Value will be allocated according to the most recent Premium Payment allocation at the time of the repayment.

                    A Policy Loan, whether or not repaid, affects the proceeds payable upon the Death and the Accumulation Value. The longer a Policy Loan is outstanding, the greater the effect is likely to be. While an outstanding Policy Loan reduces the amount of assets invested, depending on the investment results of the Sub-Accounts, the effect could be favorable or unfavorable.

                    If at any time the total indebtedness against the Policy, including interest accrued but not due, equals or exceeds the then current Accumulation Value less Surrender Charges, the Policy will terminate without value subject to the conditions in the Grace Period Provision, unless the No Lapse Provision is in effect. (SEE LAPSE AND REINSTATEMENT, Lapse of a Policy)

                    If a Policy lapses while a loan is outstanding, adverse tax consequences may result.

                    PARTIAL SURRENDER

                    You may make a partial surrender at any time while the Insured is alive by request to the Administrative Office in proper written form or by telephone, if you have authorized telephone transactions. A transaction fee of 2% of the amount withdrawn (not to exceed $25) is charged for each partial surrender. Total partial surrenders may not exceed 90% of the Surrender Value of the Policy. Each partial surrender may not be less than $500. Partial surrenders are subject to other limitations as described below.

                    Partial surrenders may reduce the Specified Amount and, in each case, reduce the Death Benefit Proceeds. If following a partial surrender and the corresponding decrease in the Specified Amount, the Policy would not comply with the maximum premium limitations required by federal tax law, the surrender may be limited to the extent necessary to meet the federal tax law requirements.

                    The effect of partial surrenders on the Death Benefit Proceeds depends on the Death Benefit Option elected under the Policy. If Death Benefit Option 1 is in effect, a partial surrender will reduce the Accumulation Value and the Specified Amount. The reduction in the Specified Amount, which would reduce any past increases on a last in, first out basis, reduces the amount of the Death Benefit Proceeds.

                    If Death Benefit Option 2 is in effect, a partial surrender will reduce the Accumulation Value, but would not reduce the Specified Amount. The reduction in the Accumulation Value reduces the amount of the Death Benefit Proceeds.

                    If Death Benefit Option 3 is in effect, a partial surrender will reduce the Accumulated Premiums, the Death Benefit, and the Death Benefit Option 3 limit by the amount of the partial surrender. If the amount of the partial surrender exceeds the Accumulated Premiums, the Specified Amount will be reduced by the excess amount.

                    If the Net Accumulation Value is distributed among more than one of the Sub-Accounts, surrenders from each will be made in proportion to the assets in each Sub-Account at the time of the surrender, unless LLANY is instructed otherwise in proper written form at the Administrative Office. LLANY may at its discretion decline any request for a partial surrender.

                    SURRENDER OF THE POLICY

                    You may surrender the Policy at any time. On surrender of the Policy, LLANY will pay you, or your assignee, the Surrender Value next computed after receipt of the request in proper written form at the Administrative Office. If the Owner makes a full surrender, all coverage under the policy will automatically terminate and may not be reinstated.

                    SURRENDER VALUE

                    The "Surrender Value" of a Policy is the amount you can receive in a lump sum by surrendering the Policy. The Surrender Value is the Net Accumulation Value less the Surrender Charge (SEE CHARGES AND FEES, Surrender Charge). All or part of the Surrender Value may be applied to one or more of the Settlement Options. Surrender Values are illustrated in Appendix 4.

                    If you select the Estate Tax Repeal Rider, and if you satisfy its special conditions (See "Riders"), you will have a one-time right to cancel your Policy without being subject to Surrender Charges. This is a limited benefit, and it is subject to our specific definition of Estate Tax Repeal as defined in the Riders section of this Prospectus. All surrenders of your Policy (as distinguished from the cancellation provision in this Rider) are subject to the Policy's normal surrender requirements. See page 37.

                    DEFERRAL OF PAYMENT AND TRANSFERS

                    Payment of loans or of the Surrender Value from any of the Sub-Accounts will generally be made within seven days. Payment or transfer from the Fixed Account may be deferred up to six months at LLANY's option. If LLANY exercises its right to defer any payment from the Fixed Account, interest will accrue and be paid as required by law from the date the recipient would otherwise have been entitled to receive the payment.

ASSIGNMENT; CHANGE OF OWNERSHIP

                    While the Insured is living, you may assign your rights in the Policy, including the right to change the beneficiary designation. The assignment must be in proper written form, signed by you and recorded at the Administrative Office. No assignment will affect, or prejudice LLANY as to, any payment made or action taken by LLANY before it was recorded. LLANY is not responsible for any assignment not submitted for recording, nor is LLANY responsible for the sufficiency or validity of any assignment. Any assignment is subject to any indebtedness owed to LLANY at the time the assignment is recorded and any interest accrued on such indebtedness after recordation of any assignment.

                    Once recorded, the assignment remains effective until released by the assignee in proper written form. So long as an effective assignment remains outstanding, you will not be permitted to take any action with respect to the Policy without the consent of the assignee in proper written form.

                    So long as the Insured is living, you may name a new Owner by recording a change in ownership in proper written form at the Administrative Office. On recordation, the change will be effective as of the date of execution of the document of transfer or, if there is no such date, the date of recordation. No such change of ownership will affect, or prejudice LLANY as to, any payment made or action taken by LLANY before it was recorded. LLANY may require that the Policy be submitted to it for endorsement before making a change.

LAPSE AND REINSTATEMENT

                    LAPSE OF A POLICY

                    The Policy is subject to lapse and automatic termination of all coverage, unless the No Lapse Provision is in effect, if at any time the Net Accumulation Value is insufficient to pay the Monthly Deduction, or the amount of indebtedness exceeds the Accumulation Value less the Surrender Charge. The Net Accumulation Value may be insufficient (1) because it has been exhausted by earlier deductions, (2) due to poor investment performance, (3) due to partial surrenders,
                    (4) due to indebtedness for Policy Loans, or (5) because of some combination of the foregoing factors.

                    If LLANY has not received a Premium Payment or payment of indebtedness on Policy Loans necessary so that the Net Accumulation Value is sufficient to pay the Monthly Deduction Amount on a Monthly Anniversary Day, LLANY will send a written notice to the Owner and any assignee of record. The notice will state the amount of the Premium Payment or payment of indebtedness on Policy Loans necessary such that the Net Accumulation Value is at least equal to two times the Monthly Deduction Amount. If the minimum required amount set forth in the notice is not paid to LLANY on or before the day that is the later of (a) 31 days after the date of mailing of the notice, and (b) 61 days after the date of the Monthly Anniversary Day with respect to which such notice was sent (together, the Grace Period), then the Policy shall terminate and all coverage under the Policy shall lapse without value.

                    NO LAPSE PROVISION

                    Your Policy includes a No Lapse Provision. This means that your Policy will not lapse as long as you have paid the required No Lapse Premium.

                    This is only available with Death Benefit Options 1 and 2. There is no charge for this feature.

                    The No Lapse Premium is the cumulative premium required to prevent the Policy from lapsing, and is shown in the Policy Specifications. There are three levels of No Lapse protection:

                    1) a guarantee to Age 100,
                    2) a guarantee for the first 20 Policy Years, and
                    3) a guarantee for the first 10 Policy Years.

                    If elected, a payment of the Age 100 No Lapse Premium is due as of the Date of Issue and each Monthly Anniversary Day to guarantee the Policy will not lapse before the Insured reaches age 100. As long as the sum of all premium payments, less any indebtedness and partial surrenders, is at least equal to the Age 100 No Lapse premiums due since the Date of Issue, the Policy will not lapse until the Insured reaches age 100, even if the Net Accumulation Value is insufficient to meet the Monthly Deductions.

                    However, the Age 100 No Lapse Provision will terminate upon the earliest of the following:

                    1) the premium requirement is not met,
                    2) there is a change in the Death Benefit Option or
                    3) the Insured reaches age 100.

                    A separate grace period of at least 61 days will be granted for the Age 100 No Lapse Premium if on any Monthly Anniversary Day it is determined that the Age 100 No Lapse Premium has not been met. At least 31 days before the end of that period, we will notify the Owner of the amount of premium necessary to maintain the Age 100 No Lapse Provision. Once the Age 100 No Lapse Provision is terminated, it cannot be reinstated. However, you may qualify for either the 20 Year No Lapse Provision or the 10 Year No Lapse Provision as follows.

                    Under the 20 Year No Lapse Provision, the Policy will not lapse during the first 20 Policy Years, even if the Net Accumulation Value is insufficient to meet the Monthly Deductions as long as the sum of all premium payments less any partial surrenders, accumulated at 4% annual interest, and less any indebtedness, is at least equal to the sum of the 20 Year No Lapse Premiums shown in the Policy Specifications due since the Date of Issue, accumulated at 4% annual interest.

                    The 20 Year No Lapse Provision will terminate upon the earliest of the following to occur:

                    1) there is a change in the Death Benefit Option,
                    2) the Insured reaches Age 100, or
                    3) the 21st Policy Year has begun.

                    However, continuing to pay the 20 Year No Lapse Premium amount beyond the termination of the 20 Year No Lapse Provision does not guarantee that the Policy will not lapse.

                    Should you not have sufficient required premiums for the 20 Year No Lapse Provision, you may qualify for the 10 Year No Lapse Provision. Under this Provision, the Policy will not lapse during the first 10 Policy Years, even if the Net Accumulation Value is insufficient to meet the Monthly Deductions as long as the sum of all premium payments less any partial surrenders, accumulated at 4% annual interest, and less any indebtedness, is at least equal to the sum of the 10 Year No Lapse Premiums shown in the Policy Specifications due since the Date of Issue, accumulated at 4% annual interest.

                    The 10 Year No Lapse Provision will terminate upon the earliest of the following to occur:

                    1) there is a change in the Death Benefit Option,
                    2) the Insured reaches Age 100, or
                    3) the 11th Policy Year has begun.

                    However, continuing to pay the 10 Year No Lapse Premium amount beyond the termination of the 10 Year No Lapse Provision does not guarantee that the Policy will not lapse.

                    The Age 100 No Lapse Provision will be permanently lost if, at any time, you fail to pay the necessary premium amounts before the end of the Age 100 No Lapse Premium Grace Period.

                    REINSTATEMENT OF A LAPSED POLICY

                    After the Policy has lapsed due to the failure to make a necessary payment before the end of an applicable Grace Period, it may be reinstated provided (a) it has not been surrendered, (b) there is an application for reinstatement in proper written form, (c) evidence of insurability of the insured is furnished to LLANY and it agrees to accept the risk, (d) LLANY receives a payment sufficient to keep the Policy in force for at least two months, and (e) any accrued loan interest is paid. The effective date of the reinstated Policy shall be the Monthly Anniversary Day after the date on which LLANY approves the application for reinstatement. Surrender Charges will be reinstated as of the Policy Year in which the Policy lapsed.

                    If the Policy is reinstated, such reinstatement is effective on the Monthly Anniversary Day following LLANY approval. The Accumulation Value at reinstatement will be the Net Premium Payment then made less all Monthly Deductions due.

                    If the Surrender Value is not sufficient to cover the full Surrender Charge at the time of lapse, the remaining portion of the Surrender Charge will also be reinstated at the time of Policy reinstatement.

COMMUNICATIONS WITH LLANY

                    PROPER WRITTEN FORM

                    Whenever this Prospectus refers to a communication "in proper written form," it means a written document, in form and substance reasonably satisfactory to LLANY, received at the Administrative Office. You may also send your request by facsimile, however certain transactions are not acceptable by facsimile.

                    Please note that the telephone and facsimile may not always be available. Any telephone or facsimile, whether it is yours, your service provider's, or your agent's, can experience outages or slowdowns for a variety of reasons. These outages or slowdowns may delay or prevent our processing of your request. Although we have taken precautions to help our systems handle heavy use, we cannot promise complete reliability under all circumstances. If you are experiencing problems, you should send your request in writing to our Administrative Office.

OTHER POLICY PROVISIONS

                    ISSUANCE

                    A Policy may only be issued upon receipt of satisfactory evidence of insurability, and generally only when the Insured is at least Age 18 and at most Age 80.

                    DATE OF COVERAGE

                    The date of coverage will be the Date of Issue, provided the Insured is alive and prior to any change in the health and insurability of the Insured as represented in the application.

                    INCONTESTABILITY

                    LLANY will not contest payment of the Death Benefit Proceeds based on the initial Specified Amount after the Policy has been in force during the Insured's lifetime for two years from the Date of Issue. For any increase in Specified Amount requiring evidence of insurability, LLANY will not contest payment of the Death Benefit Proceeds based on such an increase after it has been in force for two years from its effective date.

                    MISSTATEMENT OF AGE OR GENDER

                    If the Age or gender of the Insured has been misstated, the affected benefits will be adjusted. The amount of the Death Benefit Proceeds will be 1. multiplied by 2. and then the result added to 3. where:
                    1. is the Net Amount at Risk at the time of the Insured's
                       Death;
                    2. is the ratio of the monthly Cost of Insurance applied in the Policy month of death to the monthly Cost of Insurance that should have been applied at the true Age and gender in the Policy month of death; and
                    3. is the Accumulation Value at the time of the Insured's
                       Death.

                    SUICIDE

                    If the Insured dies by suicide, while sane or insane, within two years from the Date of Issue, LLANY will pay no more than the sum of the premiums paid, less any indebtedness and the amount of any partial surrenders. If the Insured dies by suicide, while sane or insane, within two years from the date an application is accepted for an increase in the Specified Amount, LLANY will pay no more than a refund of the monthly charges for the cost of such additional benefit.

                    NONPARTICIPATING POLICIES

                    These are nonparticipating Policies on which no dividends are payable. These Policies do not share in the profits or surplus earnings of LLANY.

                    RIDERS

                    The Riders listed here are available to you, and other Riders not listed here may be offered from time to time. Riders may alter the benefits or charges in the Policy and may have tax consequences. There may be a separate charge(s) for any Rider(s) that become part of the Policy.

                    WAIVER OF MONTHLY DEDUCTION RIDER

                    This Rider, if desired, must be selected at time of application. Under this Rider, LLANY will maintain the Death Benefit by paying covered monthly deductions during periods of disability. Charges for this Rider, if elected, are part of the Monthly Deductions.

                    ACCOUNTING VALUE RIDER

                    This Rider, if desired, must be selected at time of application, provided you meet the underwriting and minimum premium requirements. If the Policy is fully surrendered in the first four Policy years (the Accounting Value Surrender Period), this Rider provides enhanced cash surrender values by using a table of alternate surrender charges. It does not provide for any enhanced value for partial surrenders and loans. There is no charge for this Rider.

                    CHANGE OF INSURED RIDER

                    This Rider may be selected at any time. Under this rider, the Owner may name a new Insured in place of the current Insured, provided that underwriting and other substitution requirements are met. The benefit expires on the anniversary nearest to the current insured's 65th birthday. There is no separate charge for this Rider, but charges under the Policy may be different when applied to the new Insured.

                    ESTATE TAX REPEAL RIDER

                    This Rider, if desired, must be selected at the time of application. Under this Rider, in the event of Estate Tax Repeal as defined below, you may elect to cancel your Policy for an amount equal to the Surrender Value of the Policy plus the applicable Surrender Charge. This amount is determined as of the date of cancellation, and no surrender charge is applied. The amount you receive is called the Cancellation Refund Amount. Any Policy loan or indebtedness that exists at the time you request cancellation of your Policy is subtracted from this Cancellation Refund Amount.

                    For purposes of this Rider, Estate Tax Repeal will be deemed to have occurred if federal legislation is enacted into law that extends the estate tax repeal provisions set forth in the Economic Growth and Tax Relief Reconciliation Act of 2001 (H.R. 1836) at least two years beyond January 1, 2011. This new legislation must be in effect on January 1, 2010 or must be enacted during the calendar year 2010. The Start Date for this Rider (the date that begins the 12-month "window" for you to exercise the Rider) is the later of 1) January 1, 2010 or 2) the date in 2010 upon which legislation is enacted that triggers Estate Tax Repeal, but no later than December 31, 2010.

                    Upon issue, there is a one-time administrative charge of not more than $250 for this Rider.

                    This Rider terminates on the earliest of:

                    1) one year from the Start Date;
                    2) December 31, 2010, provided no Estate Tax Repeal, as
                       defined above, has been enacted;
                    3) the date you request to terminate the Rider;
                    4) termination of the Policy; or
                    4) full surrender of the Policy prior to the Start Date.

                    If the Policy lapses but is reinstated, the Rider will likewise be reinstated, provided such reinstatement occurs before 1) or 2) above.

                    SUPPLEMENTAL TERM INSURANCE RIDER

                    This Rider, if desired, must be selected at the time of application. This Rider provides annually renewable non-convertible term insurance to Age 80 on the life of the Insured. Upon death, we will pay the Term Insurance Benefit Amount, in addition to the Death Benefit Proceeds of the Death Benefit Option in effect on your Policy.

                    There is a Monthly Rider Cost for this benefit. This rate is determined by the Company, is based on the Age, policy duration, underwriting category and gender of the Insured, and is applied against the Term Insurance Benefit Amount shown on the Policy Specifications Page.

                    If you have also selected a No Lapse Provision, this Rider will limit the maximum period during which the Policy is guaranteed not to lapse. If you have chosen the Age 100 No Lapse Provision, the maximum period will now be the first 20 Policy Years up to age

                    100; if you have chosen a guarantee for the first 10 Policy Years, the maximum period will now be the first 5 Policy Years. All other provisions set forth in the Age 100 No Lapse Provision and 10 Year No Lapse Provision apply.

                    This Rider terminates on the earliest of:

                    1) the date you request to terminate the Rider;
                    2) when the Policy lapses;
                    3) when the Policy is fully surrendered;
                    4) when the Insured reaches age 80; or
                    5) the death of the Insured.

                    If the Policy is reinstated, the Rider will likewise be reinstated, provided enough premium is paid to cover the Monthly Deductions and the Monthly Rider Costs.

TAX ISSUES

                    INTRODUCTION. The Federal income tax treatment of the policy is complex and sometimes uncertain. The Federal income tax rules may vary with your particular circumstances. This discussion does not include all the Federal income tax rules that may affect you and your policy, and is not intended as tax advice. This discussion also does not address other Federal tax consequences, such as estate, gift and generation skipping transfer taxes, or state and local income, estate and inheritance tax consequences, associated with the policy. As a result, you should always consult a tax adviser about the application of tax rules to your individual situation.

                    TAXATION OF LIFE INSURANCE CONTRACTS IN GENERAL

                    TAX STATUS OF THE POLICY. Section 7702 of the Code establishes a statutory definition of life insurance for Federal tax purposes. We believe that the policy will meet the statutory definition of life insurance, which places limitations on the amount of premium payments that may be made and the contract values that can accumulate relative to the death benefit. As a result, the death benefit payable under the policy will generally be excludable from the beneficiary's gross income, and interest and other income credited under the policy will not be taxable unless certain withdrawals are made (or are deemed to be made) from the policy prior to the insured's death, as discussed below. This tax treatment will only apply, however, if (1) the investments of the Separate Account are "adequately diversified" in accordance with Treasury Department regulations, and (2) we, rather than you, are considered the owner of the assets of the Separate Account for Federal income tax purposes.

                    INVESTMENTS IN THE SEPARATE ACCOUNT MUST BE DIVERSIFIED. For a policy to be treated as a life insurance contract for Federal income tax purposes, the investments of the Separate Account must be "adequately diversified." IRS regulations define standards for determining whether the investments of the Separate Account are adequately diversified. If the Separate Account fails to comply with these diversification standards, you could be required to pay tax currently on the excess of the contract value over the contract premium payments. Although we do not control the investments of the Sub-Accounts, we expect that the Sub-Accounts will comply with the IRS regulations so that the Separate Account will be considered "adequately diversified."

                    RESTRICTION ON INVESTMENT OPTIONS. Federal income tax law limits your right to choose particular investments for the policy. Because the IRS has not issued guidance specifying those limits, the limits are uncertain and your right to allocate contract values among the Sub-Accounts may exceed those limits. If so, you would be treated as the owner of the assets of the Separate Account and thus subject to current taxation on the income and gains from those assets. We do not know what limits may be set by the IRS in any guidance that it may issue and whether any such limits will apply to existing policies. We reserve the right to modify the policy without your consent to try to prevent the tax law from considering you as the owner of the assets of the Separate Account.

                    NO GUARANTEES REGARDING TAX TREATMENT. We make no guarantee regarding the tax treatment of any policy or of any transaction involving a policy. However, the remainder of this discussion assumes that your policy will be treated as a life insurance contract for Federal income tax purposes and that the tax law will not impose tax on any increase in your contract value until there is a distribution from your policy.

                    TAX TREATMENT OF LIFE INSURANCE DEATH BENEFIT PROCEEDS. In general, the amount of the death benefit payable from a policy because of the death of the insured is excludable from gross income. Certain transfers of the policy for valuable consideration, however, may result in a portion of the death benefit being taxable. If the death benefit is not received in a lump sum and is, instead, applied under one of the settlement options, payments generally will be prorated between amounts attributable to the death benefit which will be excludable from the beneficiary's income and amounts attributable to interest (accruing after the insured's death) which will be includible in the beneficiary's income.

                    TAX DEFERRAL DURING ACCUMULATION PERIOD. Under existing provisions of the Code, except as described below, any increase in your contract value is generally not taxable to you unless amounts are received (or are deemed to be received) from the policy prior to the insured's death. If there is a total withdrawal from the policy, the surrender value will be includible in your income to the extent the amount received exceeds the "investment in the contract." (If there is any debt at the time of a total withdrawal, such debt will be treated as an amount received by the owner.) The "investment in the contract" generally is the aggregate amount of premium payments and other consideration paid for the policy, less the aggregate amount received under the policy previously to the extent such amounts received were excludable from gross income. Whether partial withdrawals (or other amounts deemed to be distributed) from the policy constitute income to you depends, in part, upon whether the policy is considered a "modified endowment contract" (a "MEC") for Federal income tax purposes.

                    POLICIES WHICH ARE MECS

                    CHARACTERIZATION OF A POLICY AS A MEC. A modified endowment contract (MEC) is a life insurance policy that meets the requirements of Section 7702 and fails the "7-pay test" of 7702A of the Code. A policy will be classified as a MEC if premiums are paid more rapidly than allowed by this 7-pay test, a test that compares actual paid premium in the first seven years against a pre-determined premium amount as defined in 7702A of the Code. A policy may also be classified as a MEC if it is received in exchange for another policy that is a MEC. In addition, even if the policy initially is not a MEC, it may in certain circumstances become a MEC. These circumstances would include a later increase in benefits, any other material change of the policy (within the meaning of the tax law), and a withdrawal or reduction in the death benefit during the first seven contract years.

                    TAX TREATMENT OF WITHDRAWALS, LOANS, ASSIGNMENTS AND PLEDGES UNDER MECS. If the policy is a MEC, withdrawals from the policy will be treated first as withdrawals of income and then as a recovery of premium payments. Thus, withdrawals will be includible in income to the extent the contract value exceeds the investment in the policy. The Code treats any amount received as a loan under a policy, and any assignment or pledge (or agreement to assign or pledge) any portion of your contract value, as a withdrawal of such amount or portion. Your investment in the policy is increased by the amount includible in income with respect to such assignment, pledge, or loan.

                    PENALTY TAXES PAYABLE ON WITHDRAWALS. A 10% penalty tax may be imposed on any withdrawal (or any deemed distribution) from your MEC which you must include in your gross income. The 10% penalty tax does not apply if one of several exceptions exists. These exceptions include withdrawals or surrenders that: you receive on or after you reach age
                    59 1/2, you receive because you became disabled (as defined in the tax law), or you receive as a series of substantially equal periodic payments for your life (or life expectancy).

                    SPECIAL RULES IF YOU OWN MORE THAN ONE MEC. In certain circumstances, you must combine some or all of the life insurance contracts which are MECs that you own in order to determine the amount of withdrawal (including a deemed withdrawal) that you must include in income. For example, if you purchase two or more MECs from the same life insurance company (or its affiliates) during any calendar year, the Code treats all such policies as one contract. Treating two or more policies as one contract could affect the amount of a withdrawal (or a deemed withdrawal) that you must include in income and the amount that might be subject to the 10% penalty tax described above.

                    POLICIES WHICH ARE NOT MECS

                    TAX TREATMENT OF WITHDRAWALS. If the policy is not a MEC, the amount of any withdrawal from the policy will generally be treated first as a non-taxable recovery of premium payments and then as income from the policy. Thus, a withdrawal from a policy that is not a MEC will not be includible in income except to the extent it exceeds the investment in the policy immediately before the withdrawal.

                    CERTAIN DISTRIBUTIONS REQUIRED BY THE TAX LAW IN THE FIRST 15 POLICY YEARS.Section 7702 places limitations on the amount of premium payments that may be made and the contract values that can accumulate relative to the death benefit. Where cash distributions are required under Section 7702 in connection with a reduction in benefits during the first 15 years after the policy is issued (or if withdrawals are made in anticipation of a reduction in benefits, within the meaning of the tax law, during this period), some or all of such amounts may be includible in income. A reduction in benefits may occur when the face amount is decreased, withdrawals are made, and in certain other instances.

                    TAX TREATMENT OF LOANS. If your policy is not a MEC, a loan you receive under the policy is generally treated as your indebtedness. As a result, no part of any loan under such a policy constitutes income to you so long as the policy remains in force. Nevertheless, in those situations where the interest rate credited to the loan account equals the interest rate charged to you for the loan, it is possible that some or all of the loan proceeds may be includible in your income. If a policy lapses (or if all contract value is withdrawn) when a loan is outstanding, the amount of the loan outstanding will be treated as withdrawal proceeds for purposes of determining whether any amounts are includible in your income.

                    OTHER CONSIDERATIONS

                    INSURED LIVES PAST AGE 100. If the insured survives beyond the end of the mortality table used to measure charges under the policy, which ends at age 100, we believe the policy will continue to qualify as life insurance for Federal tax purposes. However, there is some uncertainty regarding this treatment, and it is possible that you would be viewed as constructively receiving the cash value in the year the insured attains age 100.

                    COMPLIANCE WITH THE TAX LAW. We believe that the maximum amount of premium payments we have determined for the policies will comply with the Federal tax definition of life insurance. We will monitor the amount of premium payments, and, if the premium payments during a contract year exceed those permitted by the tax law, we will refund the excess premiums within 60 days of the end of the policy year and will pay interest and other earnings (which will be includible in income subject to tax) as required by law on the amount refunded. We also reserve the right to increase the death benefit (which may result in larger charges under a policy) or to take any other action deemed necessary to maintain compliance of the policy with the Federal tax definition of life insurance.

                    DISALLOWANCE OF INTEREST DEDUCTIONS. If an entity (such as a corporation or a trust, not an individual) purchases a policy or is the beneficiary of a policy issued after June 8, 1997, a portion of the interest on indebtedness unrelated to the policy may not be deductible by the entity. However, this rule does not apply to a policy owned by an entity engaged in a trade or business which covers the life of an individual who is a 20% owner of the entity, or an officer, director, or employee of the trade or business, at the time first covered by the policy. This rule also does not apply to a policy owned by an entity engaged in a trade or business which covers the joint lives of the 20% owner of the entity and the owner's spouse at the time first covered by the policy.

                    FEDERAL INCOME TAX WITHHOLDING. We will withhold and remit to the IRS a part of the taxable portion of each distribution made under a policy unless you notify us in writing at or before the time of the distribution that tax is not to be withheld. Regardless of whether you request that no taxes be withheld or whether the Company withholds a sufficient amount of taxes, you will be responsible for the payment of any taxes and early distribution penalties that may be due on the amounts received. You may also be required to pay penalties under the estimated tax rules, if your withholding and estimated tax payments are insufficient to satisfy your total tax liability.

                    CHANGES IN THE POLICY OR CHANGES IN THE LAW. Changing the owner, exchanging the contract, and other changes under the policy may have tax consequences (in addition to those discussed herein) depending on the circumstances of such change. The above discussion is based on the Code, IRS regulations, and interpretations existing on the date of this Prospectus. However, Congress, the IRS, and the courts may modify these authorities, sometimes retroactively.

                    TAX STATUS OF LLANY

                    Under existing Federal income tax laws, LLANY does not pay tax on investment income and realized capital gains of the Separate Account. LLANY does not expect that it will incur any Federal income tax liability on the income and gains earned by the Separate Account. We, therefore, do not impose a charge for Federal income taxes. If Federal income tax law changes and we must pay tax on some or all of the income and gains earned by the Separate Account, we may impose a charge against the Separate Account to pay the taxes.

FAIR VALUE OF THE POLICY

                    It is sometimes necessary for tax and other reasons to determine the "fair value" of the Policy. The fair value of the Policy is measured differently for different purposes. It is not necessarily the same as the Accumulation Value or the Net Accumulation Value, although the amount of the Net Accumulation Value will typically be important in valuing the Policy for this purpose. For some but not all purposes, the fair value of the Policy may be the Surrender Value of the Policy. The fair value of the Policy may be impacted by developments other than the performance of the underlying investments. For example, without regard to any other factor, it increases as the Insured grows older. Moreover, on the death of the Insured, it tends to increase significantly. The Owner should consult with his or her advisors for guidance as to the appropriate methodology for determining the fair value of the Policy for a particular purpose.

DIRECTORS AND OFFICERS OF LLANY

                    The following persons are Directors and Officers of LLANY. Except as indicated below, the address of each is 120 Madison Street, Suite 1700, Syracuse, New York 13202 and each has been employed by LLANY or its affiliates for more than five years.

                            NAME, ADDRESS AND POSITION(S)
                            WITH REGISTRANT                   PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------------------------------------------------
                            J. PATRICK BARRETT                Chairman and Chief Executive Officer
                            DIRECTOR                          [9/87-present] CARPAT Investments;
                            One Telergy Parkway               President, Chief Operating Officer and
                            East Syracuse, NY 13057           Director [4/98-present] Telergy,
                                                              Incorporated; Chief Executive Officer and
                                                              Director, Syracuse Executive Air Service,
                                                              Incorporated [3/89-present]; Director,
                                                              Bennington Iron Works, Incorporated
                                                              [6/89-present]; Director, Coyne Industrial
                                                              Enterprises Corporation [1998-present].

                            ROBERT D. BOND                    Vice President [5/98-present], The Lincoln
                            DIRECTOR                          National Life Insurance Company. Formerly:
                            1300 South Clinton Street         Senior Vice President [95-98], Great-West
                            Fort Wayne, IN 46801              Life Assurance Company.

                            JON A. BOSCIA                     President, Chief Executive Officer and
                            DIRECTOR                          Director [1/98-present], Lincoln National
                            Centre Square                     Corporation. Formerly: President and Chief
                            West Tower                        Executive Officer [10/96-1/98], The
                            Suite 3900                        Lincoln National Life Insurance Company.
                            Philadelphia, PA 19102

                            JANET CHRZAN                      Chief Financial Officer and Second Vice
                            CHIEF FINANCIAL OFFICER AND       President [1/01-present]; Senior Vice
                            SECOND VICE PRESIDENT             President and Chief Financial Officer
                            1300 South Clinton Street         [4/00-present]. Formerly: Vice President
                            Fort Wayne, IN 46801              and Treasurer [8/95-4/00], The Lincoln
                                                              National Life Insurance Company.

                            NAME, ADDRESS AND POSITION(S)
                            WITH REGISTRANT                   PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------------------------------------------------
                            JOHN H. GOTTA                     Director, Second Vice President and
                            DIRECTOR, SECOND VICE PRESIDENT   Assistant Secretary [12/99-present],
                            AND ASSISTANT SECRETARY           Lincoln Life & Annuity Company of New
                            350 Church Street                 York; Chief Executive Officer of Life
                            Hartford, CT 06103                Insurance, Executive Vice President and
                                                              Assistant Secretary [12/99-present].
                                                              Formerly: Senior Vice President and
                                                              Assistant Secretary [4/98-12/99], Senior
                                                              Vice President [2/98-4/98], Vice President
                                                              and General Manager [1/98-2/98], The
                                                              Lincoln National Life Insurance Company;
                                                              Senior Vice President [3/96-12/97],
                                                              Connecticut General Life Insurance
                                                              Company.

                            BARBARA S. KOWALCZYK              Senior Vice President, Corporation
                            DIRECTOR                          Planning [5/94-present], Lincoln National
                            Centre Square                     Corporation
                            West Tower
                            1500 Market Street
                            Suite 3900
                            Philadelphia, PA 19102

                            MARGUERITE L. LACHMAN             Principal [11/99-present], Lend Lease Real
                            DIRECTOR                          Estate Investments. Formerly: Managing
                            437 Madison Avenue,               Director [4/87-11/99], Schroeder Real
                            18th Floor                        Estate Associates.
                            New York, NY 10022

                            LOUIS G. MARCOCCIA                Senior Vice President for Business,
                            DIRECTOR                          Finance and Administrative Services,
                            Syracuse University               [1975-present], Syracuse University.
                            Syracuse, NY 13244

                            GARY W. PARKER                    Senior Vice President and Chief Product
                            DIRECTOR                          Officer [3/00-present], Vice President,
                            350 Church Street                 Product Management [7/98-3/00], The
                            Hartford, CT 06103                Lincoln National Life Insurance Company.
                                                              Formerly: Senior Vice President, Life
                                                              Products [10/97-6/98], Vice President,
                                                              Marketing Services [9/89-10/97], Life of
                                                              Virginia.

                            JOHN M. PIETRUSKI                 Chairman of the Board, Texas Biotechnology
                            DIRECTOR                          Corporation.
                            One Penn Plaza
                            Suite 3408
                            New York, NY 10119

                            RON J. PONDER                     Director [99-present], Lincoln National
                            DIRECTOR                          Corporation; President and Chief Executive
                            25 Airport Road                   Officer [00-present], Cap Gemini Ernst &
                            Morristown, NJ 07960              Young Telecom, Media & Networks-Americas.
                                                              Formerly: Executive Vice President,
                                                              Operations & Service [96-97], American
                                                              Telephone & Telegraph Company; President
                                                              and Chief Executive Officer [97-99], BDSI,
                                                              Incorporated.

                            NAME, ADDRESS AND POSITION(S)
                            WITH REGISTRANT                   PRINCIPAL OCCUPATIONS LAST FIVE YEARS
                            ----------------------------------------------------------------------------
                            MARK E. REYNOLDS                  Senior Vice President [4/01-present] The
                            DIRECTOR                          Lincoln National Life Insurance Company,
                            1300 South Clinton St.            Director [5/01-present] First Penn-Pacific
                            Fort Wayne, IN 46802              Life Insurance Company. Formerly:
                                                              Executive Vice President and Chief
                                                              Financial Officer [8/96-4/01] Cova
                                                              Financial Services.

                            LORRY J. STENSRUD                 Director, Executive Vice President and
                            PRESIDENT AND DIRECTOR            Chief Executive Officer of Annuities
                            1300 South Clinton Street         [6/00-present]; The Lincoln National Life
                            Fort Wayne, IN 46802              Insurance Company; Director,
                                                              [6/00-present], Lincoln Financial Group
                                                              Foundation, Incorporated.

                            RICHARD C. VAUGHAN                Executive Vice President and Chief
                            DIRECTOR                          Financial Officer [1/95-present], Lincoln
                            Centre Square                     National Corporation.
                            West Tower
                            1500 Market Street
                            Suite 3900
                            Philadelphia, PA 19102

DISTRIBUTION OF POLICIES

                    LLANY intends to offer the Policy in New York. Lincoln Financial Advisors Corporation ("LFA"), an affiliate of LLANY and the principal underwriter for the Policies, is registered with the Securities and Exchange Commission under the Securities Exchange Act of 1934 as a broker-dealer and is a member of the National Association of Securities Dealers ("NASD"). LFA has overall responsibility for establishing a selling plan for the Policies. Compensation by LLANY to the Principal Underwriter is separate from that paid to the selling house, the registered representative and any other selling intermediaries. The principal business address of LFA is 350 Church Street, Hartford, CT 06103.

                    The Policy may be sold by individuals who, in addition to being appointed as life insurance agents for LLANY, are also registered representatives of LFA or Lincoln Financial Distributors ("LFD") (both registered broker-dealers affiliated with LLANY). Registered representatives of other broker-dealers may also sell the Policy. Gross first year commissions paid by LLANY, including expense reimbursement allowances, on the sale of these Policies are not more than 98% of Premium Payments. Gross renewal commissions paid by LLANY will not exceed 10% of Premium Payments. In lieu of premium-based commission, LLANY may pay equivalent amounts over time based on Accumulation Value. Selling representatives are also eligible for cash bonuses and "non-cash compensation." The latter (as defined in NASD
                    Rule 2820) is represented by such things as office space, computers, club credit, newsletters and training.

                    The selling office receives additional compensation on the first year premium and all additional premiums. In some situations, the selling office may elect to share its commission with the registered representative. Depending on particular selling arrangements there may be others who LLANY compensates for distribution activities. (For example, LLANY may compensate certain "wholesalers," who control access to certain selling offices, for access to those offices.)

                    All compensation is paid from LLANY's resources, which include sales charges made under this Policy.

CHANGES OF INVESTMENT POLICY

                    LLANY may materially change the investment policy of the Separate Account. LLANY must inform the Owners and obtain all necessary regulatory approvals. Any change must be submitted to the various state insurance departments which shall disapprove it if deemed detrimental to the interests of the Owners or if it renders LLANY's operations hazardous to the public. If an Owner objects, the Policy may be converted to a substantially comparable fixed benefit life insurance policy offered by LLANY on the life of the Insured. The Owner has the later of 60 days from the date of the investment policy change or 60 days from being informed of such change to make this conversion. LLANY will not require evidence of insurability for this conversion.

                    The new policy will not be affected by the investment experience of any separate account. The new policy will be for an amount of insurance not exceeding the Death Benefit of the Policy converted on the date of such conversion.

STATE REGULATION

                    LLANY is subject to the laws of New York governing insurance companies and to regulation by the New York Insurance Department. An annual statement in a prescribed form is filed with the New York Insurance Department each year covering the operation of LLANY for the preceding year and its financial condition as of the end of such year. Regulation by the Insurance Department includes periodic examination to determine LLANY's contract liabilities and reserves so that the Insurance Department may certify the items are correct. LLANY's books and accounts are subject to review by the Insurance Department at all times and a full examination of its operations is conducted periodically by the New York Department of Insurance. Such regulation does not, however, involve any supervision of management or investment practices or policies.

                    A blanket bond with a per event limit of $25 million and an annual policy aggregate limit of $50 million covers all of the officers and employees of LLANY.

REPORTS TO OWNERS

                    LLANY maintains Policy records and will mail to each Owner, at the last known address of record, an annual statement showing the amount of the current Death Benefit, the Accumulation Value, and Surrender Value, premiums paid and monthly charges deducted since the last report, the amounts invested in each Sub-Account and any Loan Account Value.

                    Owners will also be sent annual reports containing financial statements for the Variable Account and annual and semi-annual reports of the Funds as required by the 1940 Act.

                    Policy Owners will receive statements of significant transactions, such as changes in Specified Amount or Death Benefit Option, transfers among Sub-Accounts, Premium Payments, loans, loan repayments, reinstatement and termination, and any information required by the New York Insurance Department.

ADVERTISING

                    LLANY is also ranked and rated by independent financial rating services, including Moody's, Standard & Poor's,
                    Duff & Phelps and A.M. Best Company. The purpose of these ratings is to reflect the financial strength or claims-paying ability of LLANY. The ratings are not intended to reflect the investment experience or financial strength of the Separate Account. LLANY may advertise these ratings from time to time. In addition, LLANY may include in certain advertisements, endorsements in the form of a list of organizations, individuals or other parties which recommend LLANY or the Policies.

                    Furthermore, LLANY may occasionally include in advertisements comparisons of currently taxable and tax deferred investment programs, based on selected tax brackets, or discussions of alternative investment vehicles and general economic conditions.

                    We are a member of the Insurance Marketplace Standards Association ("IMSA") and may include the IMSA logo and information about IMSA membership in our advertisements. Companies that belong to IMSA subscribe to a set of ethical standards covering the various aspects of sales and services for individually sold life insurance and annuities.

LEGAL PROCEEDINGS

                    At this time, LLANY is not involved in any material litigation. From time to time, legal proceedings arise which generally are routine and in the ordinary course of business.

EXPERTS

                    The financial statements will be filed by amendment.

                    The opinion on Actuarial matters will be filed by amendment.

                    The opinion on Legal matters will be filed by amendment.

REGISTRATION STATEMENT

                    A Registration Statement has been filed with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the Policies offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and amendments thereto and exhibits filed as a part thereof, to all of which reference is hereby made for further information concerning the Variable Account, LLANY, and the Policies offered hereby. Statements contained in this Prospectus as to the content of Policies and other legal instruments are summaries. For a complete statement of the terms thereof, reference is made to such instruments as filed.

APPENDIX 1

                    GUARANTEED MAXIMUM COST OF INSURANCE RATES

                    The Guaranteed Maximum Cost of Insurance Rates, per $1,000 of Net Amount at Risk, for standard risks are set forth in the following Table based on the 1980 Commissioners Standard Ordinary Mortality Tables, Age Nearest Birthday (1980 CSO); or for unisex rates, on the 1980 CSO-B Table.

ATTAINED AGE              MALE      FEMALE     UNISEX
(NEAREST                MONTHLY    MONTHLY    MONTHLY
BIRTHDAY)                 RATE       RATE       RATE
---------               --------   --------   --------
          0              0.34845    0.24089    0.32677
          1              0.08917    0.07251    0.08667
          2              0.08251    0.06750    0.07917
          3              0.08167    0.06584    0.07834
          4              0.07917    0.06417    0.07584
          5              0.07501    0.06334    0.07251
          6              0.07167    0.06084    0.06917
          7              0.06667    0.06000    0.06584
          8              0.06334    0.05834    0.06250
          9              0.06167    0.05750    0.06084
         10              0.06084    0.05667    0.06000
         11              0.06417    0.05750    0.06250
         12              0.07084    0.06000    0.06917
         13              0.08251    0.06250    0.07834
         14              0.09584    0.06887    0.09001
         15              0.11085    0.07084    0.10334
         16              0.12585    0.07601    0.11585
         17              0.13919    0.07917    0.12752
         18              0.14836    0.08167    0.13502
         19              0.15502    0.08501    0.14085
         20              0.15836    0.08751    0.14502
         21              0.15919    0.08917    0.14585
         22              0.15752    0.09084    0.14419
         23              0.15502    0.09251    0.14252
         24              0.15189    0.09501    0.14085
         25              0.14752    0.09668    0.13752
         26              0.11419    0.09918    0.13585
         27              0.14252    0.10168    0.13418
         28              0.14169    0.10501    0.13418
         29              0.14252    0.10635    0.13585
         30              0.14419    0.11251    0.13752
         31              0.14836    0.11668    0.14169
         32              0.15252    0.12085    0.14585
         33              0.15919    0.12502    0.15252
         34              0.16889    0.13168    0.15919
         35              0.17586    0.13752    0.16836
         36              0.18670    0.14669    0.17837
         37              0.20004    0.15752    0.19170
         38              0.21505    0.17003    0.20588
         39              0.23255    0.18503    0.22338
         40              0.25173    0.20171    0.24173
         41              0.27424    0.22005    0.26340
         42              0.29675    0.23922    0.28508
         43              0.32260    0.25757    0.31010
         44              0.34929    0.27674    0.33428
         45              0.37931    0.29675    0.36263
         46              0.41017    0.31677    0.39182
         47              0.44353    0.33761    0.42268
         48              0.47856    0.36096    0.45437
         49              0.51777    0.38598    0.49107
ATTAINED AGE              MALE      FEMALE     UNISEX
(NEAREST                MONTHLY    MONTHLY    MONTHLY
BIRTHDAY)                 RATE       RATE       RATE
---------               --------   --------   --------
         50              0.55948    0.41350    0.53028
         51              0.60870    0.44270    0.57533
         52              0.66377    0.47523    0.62539
         53              0.72636    0.51276    0.68297
         54              0.79730    0.55114    0.74722
         55              0.87326    0.59118    0.81566
         56              0.95591    0.63123    0.88996
         57              1.04192    0.66961    0.96593
         58              1.13378    0.70633    1.04609
         59              1.23236    0.74556    1.13211
         60              1.34180    0.78979    1.22817
         61              1.46381    0.84488    1.33511
         62              1.60173    0.91417    1.45796
         63              1.75809    1.00267    1.59922
         64              1.93206    1.10539    1.75725
         65              2.12283    1.21731    1.92955
         66              2.32623    1.33511    2.11195
         67              2.54312    1.45461    2.30614
         68              2.77350    1.57247    2.50878
         69              3.02328    1.69955    2.72909
         70              3.30338    1.84590    2.97466
         71              3.62140    2.02325    3.25640
         72              3.98666    2.24419    3.58279
         73              4.40599    2.51548    3.95978
         74              4.87280    2.83552    4.38330
         75              5.37793    3.19685    4.84334
         76              5.91225    3.59370    5.33245
         77              6.46824    4.01942    5.84227
         78              7.04089    4.47410    6.36948
         79              7.64551    4.97042    6.92851
         80              8.30507    5.52957    7.54229
         81              9.03761    6.17118    8.22883
         82              9.86724    6.91414    9.01216
         83             10.80381    7.77075    9.90124
         84             11.82571    8.72632   10.87533
         85             12.91039    9.76952   11.92213
         86             14.03509   10.89151   13.01471
         87             15.18978   12.08770   14.15507
         88             16.36948   13.35774   15.33494
         89             17.57781   14.70820   16.56493
         90             18.82881   16.15259   17.85746
         91             20.14619   17.71416   19.23699
         92             21.57655   19.43814   20.76665
         93             23.20196   21.40786   22.49837
         94             25.28174   23.63051   24.70915
         95             28.27411   27.16158   27.82758
         96             33.10577   32.32378   32.78845
         97             41.68476   41.21204   41.45783
         98             58.01259   57.81394   57.95663
         99             90.90909   90.90909   90.90909

APPENDIX 2

                    ILLUSTRATION OF SURRENDER CHARGES

                    The initial Surrender Charge is calculated as (a) times (b), plus (c), with that result not to exceed (d), where
                    (a) is 1.25;
                    (b) is the curtate net level premium for the Specified
                        Amount of insurance, calculated using the 1980 Commissioners Standard Ordinary mortality table and 4% interest;
                    (c) is $10 per $1000 of Specified Amount; and
                    (d) is $50 per $1000 of Specified Amount.

                    The Surrender Charge decreases from its initial amount to zero over a period of at most 15 years. If the insured's Age at issue is 55 or greater, then the Surrender Charge decreases to zero over a period of ten years. In general terms, the initial Surrender Charge is amortized in proportion to a twenty year life contingent annuity due, with a further reduction in the final years of the surrender charge period. In formulas, the Surrender Charge a point in time "t" years after issue is (a) times (b) times (c), where
                    (a) is the initial Surrender Charge;
                    (b) is the ratio of a life contingent annuity due beginning at time t and ending 20 years after issue, divided by a life contingent annuity due beginning at issue and ending 20 years after issue, both calculated using the 1980 Commissioners Standard Ordinary mortality table and 4% interest; and
                    (c) is a durational factor depending on the issue Age and
                        policy year "t". Values are shown below for issue Age 50 or less, and for issue Age 55 or more. Values for Ages 51 through 54 fall in between these values.

                                                   AGE 50             AGES 55
                                T                 OR LESS             OR MORE
                                -                 -------             -------
                            7 or less               100%                 75%
                                8                   100%                 50%
                                9                   100%                 25%
                                10                  100%                  0%
                                11                   80%                  0%
                                12                   60%                  0%
                                13                   40%                  0%
                                14                   20%                  0%
                            15 or more                0%                  0%

                    EXAMPLE 1: A male, Age 45, purchases a policy with a Specified Amount of $100,000.

                    The initial Surrender Charge is computed as follows:

                    net level premium = 1987.66

                    $10 per $1000 of Specified Amount = $1000

                    $50 per $1000 of Specified Amount = $5000

                    initial Surrender Charge = 1.25 X $1987.66 + 1000 = $3,484.57, which is less than $5000.

                    This amount decreased to zero over 15 years as follows:

                            YEARS   INITIAL
                            AFTER  SURRENDER   ANNUITY    DURATIONAL   SURRENDER
                            ISSUE   CHARGE      RATIO       FACTOR      CHARGE
                            -----  ---------   -------    ----------   ---------
                              0    $3,484.57   1.00000        100%     3,484.57
                              1    $3,484.57   0.96609        100%     3,366.42
                              2    $3,484.57   0.93101        100%     3,244.18
                              3    $3,484.57   0.89471        100%     3,117.68
                              4    $3,484.57   0.85711        100%     2,986.67
                              5    $3,484.57   0.81818        100%     2,850.99
                              6    $3,484.57   0.77782        100%     2,710.36
                              7    $3,484.57   0.73600        100%     2,564.64
                              8    $3,484.57   0.69265        100%     2,413.59
                              9    $3,484.57   0.64769        100%     2,256.93
                             10    $3,484.57   0.60104        100%     2,094.38
                             11    $3,484.57   0.55257         80%     1,540.37
                             12    $3,484.57   0.50212         60%     1,049.80
                             13    $3,484.57   0.44952         40%       626.55
                             14    $3,484.57   0.39456         20%       274.97
                             15    $3,484.57   0.33701          0%         0.00

                    EXAMPLE 2: A female, Age 55, purchases a policy with a Specified Amount of $200,000.

                    The initial Surrender Charge is computed as follows:

                    net level premium = $4,996.55

                    $10 per $1000 of Specified Amount = $2,000

                    $50 per $1000 of Specified Amount = $10,000

                    initial Surrender Charge = 1.25 X $4996.55 + 2000 = $8,245.68, which is less than $10,000.

                    This amount decreased to zero over 10 years as follows:

                            YEARS   INITIAL
                            AFTER  SURRENDER   ANNUITY    DURATIONAL   SURRENDER
                            ISSUE   CHARGE      RATIO       FACTOR      CHARGE
                            -----  ---------   -------    ----------   ---------
                              0    $8,245.68   1.00000        100%     8,245.68
                              1    $8,245.68   0.96649        100%     7,969.40
                              2    $8,245.68   0.93185        100%     7,683.73
                              3    $8,245.68   0.89596        100%     7,387.80
                              4    $8,245.68   0.85871        100%     7,080.67
                              5    $8,245.68   0.82003        100%     6,761.74
                              6    $8,245.68   0.77986        100%     6,430.50
                              7    $8,245.68   0.73818         75%     4,565.07
                              8    $8,245.68   0.69496         50%     2,885.22
                              9    $8,245.68   0.65022         25%     1,340.37
                             10    $8,245.68   0.60387          0%         0.00

APPENDIX 3

                    CORRIDOR PERCENTAGES

ATTAINED AGE OF
THE INSURED                CORRIDOR
(NEAREST BIRTHDAY)        PERCENTAGE
------------------        ----------
         0-40                250%
          41                 243%
          42                 236%
          43                 229%
          44                 222%
          45                 215%
          46                 209%
          47                 203%
          48                 197%
          49                 191%
          50                 185%
          51                 178%
          52                 171%
          53                 164%
          54                 157%
          55                 150%
          56                 146%
          57                 142%
          58                 138%
          59                 134%
          60                 130%
          61                 128%
          62                 126%
          63                 124%
          64                 122%
          65                 120%
          66                 119%
          67                 118%
          68                 117%
          69                 116%
          70                 115%
          71                 113%
          72                 111%
          73                 109%
          74                 107%
         75-90               105%
          91                 104%
          92                 103%
          93                 102%
          94                 101%
         95-99               100%

                          (TO BE UPDATED BY AMENDMENT)

APPENDIX 4

                    ILLUSTRATIONS OF ACCUMULATION VALUES, SURRENDER VALUES, AND DEATH BENEFIT PROCEEDS

                    The illustrations in this Prospectus have been prepared to help show how values under the Policies change with investment performance. The illustrations illustrate how Accumulation Values, Surrender Values and Death Benefit Proceeds under a Policy would vary over time if the hypothetical gross investment rates of return were a uniform annual effective rate of either 0%, 6% or 12%. If the hypothetical gross investment rate of return averages 0%, 6%, or 12% over a period of years, but fluctuates above or below those averages for individual years, the Accumulation Values, Surrender Values and Death Benefit Proceeds may be different. The illustrations also assume there are no Policy Loans or Partial Surrenders, no additional Premium Payments are made other than shown, no Accumulation Values are allocated to the Fixed Account, and there are no changes in the Specified Amount or Death Benefit Option.

                    The amounts shown for the Accumulation Value, Surrender Value and Death Benefit Proceeds as of each Policy Anniversary reflect the fact that charges are made and expenses applied which lower investment return on the assets held in the Sub-Accounts. Daily charges are made against the assets of the Sub-Accounts for assuming mortality and expense risks. The mortality and expense risk charges are equivalent to an annual effective rate of 0.75% of the daily net asset value of the Separate Account in years 1-10, 0.35% in years 11-20 and 0.20% in years 21 and later. In addition, the amounts shown also reflect the deduction of Fund investment advisory fees and other expenses which will vary depending on which funding vehicle is chosen but which are assumed for purposes of these illustrations to be equivalent to an annual effective rate of 0.81% of the daily net asset value of the Separate Account. This rate reflects an arithmetic average of total Fund portfolio annual expenses for the year ending December 31, 2000. Certain fund groups waive a portion of fund expenses or reimburse the funds for such expenses. Those waivers or reimbursements remain in effect for varying periods of time, are usually reviewed at least yearly by each fund group, and are within the fund group's control. The effect of discontinuing a waiver or reimbursement arrangement could result in higher expense levels for the affected fund, as shown in the Portfolio Expense Table. Assuming those waivers and reimbursements were discontinued, the arithmetic average would be equivalent to an annual effective rate of 0.83% of the daily net asset value of the Separate Account.

                    Considering charges for mortality and expense risks and the assumed Fund expenses, gross annual rates of 0%, 6% and 12% correspond to net investment experience at annual rates of -1.55%, 4.41% and 10.36% for years 1-10, -1.16%, 4.82% and
                    10.80% in years 11-20, and -1.01%, 4.98% and 10.97% in years
                    21 and later.

                    The illustrations also reflect the fact that LLANY makes monthly charges for providing insurance protection. Current values reflect current Cost of Insurance charges and guaranteed values reflect the maximum Cost of Insurance charges guaranteed in the Policy. The values shown are for Policies which are issued as preferred and standard. Policies issued on a substandard basis would result in lower Accumulation Values and Death Benefit Proceeds than those illustrated.

                    The illustrations also reflect the fact that LLANY deducts a premium load of 5% from each Premium Payment.

                    The Surrender Values shown in the illustrations reflect the fact that LLANY will deduct a Surrender Charge from the Policy's Accumulation Value for any Policy surrendered in full during the first fifteen Policy Years. Surrender Charges reflect, in part, age and Specified Amount, and are shown in the illustrations.

                    In addition, the illustrations reflect the fact that LLANY deducts a monthly administrative charge at the beginning of each Policy Month. This monthly administrative expense charge is a flat dollar charge of $10 per month in the first year. Current values reflect a current flat dollar monthly administrative expense charge of $5 (and guaranteed values, $5) in subsequent Policy Years.

                    Upon request, LLANY will furnish a comparable illustration based on the proposed insured's age, gender classification, smoking classification, risk classification and premium payment requested.

                    The one-time administrative charge of not more than $250 for the Estate Tax Repeal Rider is not reflected in the illustrations.

TO BE UPDATED BY AMENDMENT          MALE    AGE 45    NONSMOKER
                                  PREFERRED -- $5,396 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT              TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
---------------------   -----------   --------   --------   ---------   --------   --------   ---------
          1                 5,666     500,000    500,000     500,000      4,247      4,247       4,247
          2                11,615     500,000    500,000     500,000      6,776      6,776       6,776
          3                17,861     500,000    500,000     500,000      9,085      9,085       9,085
          4                24,420     500,000    500,000     500,000     11,166     11,166      11,166
          5                31,307     500,000    500,000     500,000     13,001     13,001      13,001

          6                38,538     500,000    500,000     500,000     14,579     14,579      14,579
          7                46,131     500,000    500,000     500,000     15,861     15,861      15,861
          8                54,103     500,000    500,000     500,000     16,817     16,817      16,817
          9                62,474     500,000    500,000     500,000     17,408     26,079      38,532
         10                71,264     500,000    500,000     500,000     17,590     27,929      43,527

         15               122,260     500,000    500,000     500,000     11,705     31,863      71,996
         20               187,345           0    500,000     500,000          0     18,590     104,006
         25               270,412           0          0     500,000          0          0     135,355
         30               376,429           0          0     500,000          0          0     153,533


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%
---------------------  --------   --------   ---------
          1                  0          0           0
          2                  0          0           0
          3                  0          0           0
          4                  0          0           0
          5                444        444         444
          6              3,047      3,047       3,047
          7              5,395      5,395       5,395
          8              7,463      7,463       7,463
          9              9,212     17,883      30,336
         10             10,603     20,943      36,541
         15             11,705     31,863      71,996
         20                  0     18,590     104,006
         25                  0          0     135,355
         30                  0          0     153,533

Amounts are in Dollars
(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year.

TO BE UPDATED BY AMENDMENT          MALE    AGE 45    NONSMOKER
                                  PREFERRED -- $5,396 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT              TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
---------------------   -----------   --------   --------   ---------   --------   --------   ---------
          1                 5,666     500,000    500,000     500,000      4,247      4,527       4,807
          2                11,615     500,000    500,000     500,000      8,314      9,136       9,992
          3                17,861     500,000    500,000     500,000     12,172     13,798      15,561
          4                24,420     500,000    500,000     500,000     15,857     18,552      21,594
          5                31,307     500,000    500,000     500,000     19,390     23,421      28,158

          6                38,538     500,000    500,000     500,000     22,768     28,406      35,307
          7                46,131     500,000    500,000     500,000     26,000     33,521      43,114
          8                54,103     500,000    500,000     500,000     29,136     38,820      51,698
          9                62,474     500,000    500,000     500,000     32,238     44,375      61,206
         10                71,264     500,000    500,000     500,000     35,342     50,235      71,773

         15               122,260     500,000    500,000     500,000     48,335     82,510     143,922
         20               187,345     500,000    500,000     500,000     53,863    117,074     260,811
         25               270,412     500,000    500,000     536,110     49,626    154,163     462,163
         30               376,429     500,000    500,000     860,519     25,586    188,305     804,223


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%
---------------------  --------   --------   ---------
          1                  0          0           0
          2                  0          0           0
          3                  0          0       1,072
          4              2,316      5,011       8,052
          5              6,833     10,864      15,601
          6             11,236     16,874      23,775
          7             15,534     23,055      32,648
          8             19,782     29,466      42,344
          9             24,042     36,179      53,010
         10             28,356     43,248      64,787
         15             48,335     82,510     143,922
         20             53,863    117,074     260,811
         25             49,626    154,163     462,163
         30             25,586    188,305     804,223

Amounts are in Dollars
(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year.

TO BE UPDATED BY AMENDMENT          MALE    AGE 55    NONSMOKER
                                  PREFERRED -- $9,184 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT              TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
---------------------   -----------   --------   --------   ---------   --------   --------   ---------
          1                 9,643     500,000    500,000     500,000      6,797      7,259       7,723
          2                19,769     500,000    500,000     500,000      9,699     10,936      12,232
          3                30,400     500,000    500,000     500,000     12,093     14,307      16,742
          4                41,563     500,000    500,000     500,000     13,950     17,330      21,225
          5                53,285     500,000    500,000     500,000     15,239     19,949      25,651

          6                65,592     500,000    500,000     500,000     15,900     22,085      29,957
          7                78,515     500,000    500,000     500,000     15,862     23,640      34,068
          8                92,084     500,000    500,000     500,000     15,033     24,491      37,880
          9               106,331     500,000    500,000     500,000     13,301     24,487      41,260
         10               121,291     500,000    500,000     500,000     10,553     23,470      44,067

         15               208,086           0          0     500,000          0          0      44,834
         20               318,862           0          0           0          0          0           0
         25               460,242           0          0           0          0          0           0
         30               640,683           0          0           0          0          0           0


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%
---------------------  --------   --------   ---------
          1                  0          0           0
          2                  0          0           0
          3                  0          0           0
          4                  0          0       1,622
          5                  0      1,738       7,439
          6                  0      5,320      13,192
          7                604      8,382      18,810
          8              4,768     14,227      27,615
          9              7,280     18,466      35,239
         10              7,974     20,891      41,488
         15                  0          0      44,834
         20                  0          0           0
         25                  0          0           0
         30                  0          0           0

Amounts are in Dollars
(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year.

TO BE UPDATED BY AMENDMENT          MALE    AGE 55    NONSMOKER
                                  PREFERRED -- $9,184 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF        ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%    GROSS 0%   GROSS 6%   GROSS 12%
---------------------   -----------   --------   --------   ----------   --------   --------   ----------
          1                 9,643     500,000    500,000       500,000     6,797      7,259         7,723
          2                19,769     500,000    500,000       500,000    13,297     14,644        16,048
          3                30,400     500,000    500,000       500,000    19,243     21,891        24,766
          4                41,563     500,000    500,000       500,000    24,929     29,295        34,230
          5                53,285     500,000    500,000       500,000    30,460     36,967        44,631

          6                65,592     500,000    500,000       500,000    35,762     44,846        55,995
          7                78,515     500,000    500,000       500,000    40,724     52,829        68,320
          8                92,084     500,000    500,000       500,000    45,407     60,986        81,783
          9               106,331     500,000    500,000       500,000    49,985     69,498        96,683
         10               121,291     500,000    500,000       500,000    54,640     78,562       113,356

         15               208,086     500,000    500,000       500,000    72,702    127,793       227,965
         20               318,862     500,000    500,000       500,000    78,762    182,062       422,059
         25               460,242     500,000    500,000       802,726    61,603    240,153       764,501
         30               640,683           0    500,000     1,397,985         0    295,216     1,331,414


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%
---------------------  --------   --------   ----------
          1                  0          0             0
          2                  0          0             0
          3                  0        947         3,822
          4              5,326      9,691        14,627
          5             12,249     18,755        26,419
          6             18,997     28,081        39,230
          7             25,466     37,571        53,062
          8             35,143     50,721        71,518
          9             43,964     63,477        90,662
         10             52,061     75,983       110,777
         15             72,702    127,793       227,965
         20             78,762    182,062       422,059
         25             61,603    240,153       764,501
         30                  0    295,216     1,331,414

Amounts are in Dollars
(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year.

TO BE UPDATED BY AMENDMENT          FEMALE    AGE 45    NONSMOKER
                                  PREFERRED -- $4,391 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1
                                  GUARANTEED BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT              TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
---------------------   -----------   --------   --------   ---------   --------   --------   ---------
          1                 4,611     500,000    500,000     500,000      3,488      3,716       3,945
          2                 9,452     500,000    500,000     500,000      5,628      6,262       6,925
          3                14,535     500,000    500,000     500,000      7,621      8,805      10,098
          4                19,872     500,000    500,000     500,000      9,456     11,332      13,471
          5                25,476     500,000    500,000     500,000     11,125     13,832      17,056

          6                31,361     500,000    500,000     500,000     12,618     16,291      20,865
          7                37,539     500,000    500,000     500,000     13,926     18,700      24,913
          8                44,027     500,000    500,000     500,000     15,034     21,037      29,211
          9                50,839     500,000    500,000     500,000     15,915     23,272      33,761
         10                57,991     500,000    500,000     500,000     16,569     25,396      38,588

         15                99,489     500,000    500,000     500,000     16,799     34,877      69,631
         20               152,452     500,000    500,000     500,000      9,482     39,173     115,330
         25               220,048           0    500,000     500,000          0     28,523     182,814
         30               306,320           0          0     500,000          0          0     289,011


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%
---------------------  --------   --------   ---------
          1                  0          0           0
          2                  0          0           0
          3                  0          0           0
          4                  0          0       1,937
          5                432      3,139       6,363
          6              2,800      6,474      11,047
          7              5,020      9,794      16,007
          8              7,078     13,081      21,256
          9              8,950     16,307      26,796
         10             10,638     19,465      32,657
         15             16,799     34,877      69,631
         20              9,482     39,173     115,330
         25                  0     28,523     182,814
         30                  0          0     289,011

Amounts are in Dollars
(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year.

TO BE UPDATED BY AMENDMENT          FEMALE    AGE 45    NONSMOKER
                                  PREFERRED -- $4,391 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT              TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
---------------------   -----------   --------   --------   ---------   --------   --------   ---------
          1                 4,611     500,000    500,000     500,000      3,488      3,716       3,945
          2                 9,452     500,000    500,000     500,000      6,901      7,576       8,278
          3                14,535     500,000    500,000     500,000     10,107     11,446      12,898
          4                19,872     500,000    500,000     500,000     13,137     15,360      17,866
          5                25,476     500,000    500,000     500,000     16,031     19,355      23,258

          6                31,361     500,000    500,000     500,000     18,828     23,475      29,162
          7                37,539     500,000    500,000     500,000     21,545     27,744      35,646
          8                44,027     500,000    500,000     500,000     24,202     32,186      42,795
          9                50,839     500,000    500,000     500,000     26,829     36,839      50,707
         10                57,991     500,000    500,000     500,000     29,435     41,722      59,472

         15                99,489     500,000    500,000     500,000     40,852     69,071     119,619
         20               152,452     500,000    500,000     500,000     48,039    100,244     217,874
         25               220,048     500,000    500,000     500,000     49,543    136,009     385,276
         30               306,320     500,000    500,000     719,230     40,967    174,593     672,177


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%
---------------------  --------   --------   ---------
          1                  0          0           0
          2                  0          0           0
          3                  0          0         556
          4              1,603      3,826       6,332
          5              5,338      8,662      12,565
          6              9,010     13,658      19,344
          7             12,639     18,838      26,740
          8             16,247     24,230      34,839
          9             19,864     29,874      43,742
         10             23,504     35,791      53,541
         15             40,852     69,071     119,619
         20             48,039    100,244     217,874
         25             49,543    136,009     385,276
         30             40,967    174,593     672,177

Amounts are in Dollars
(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year.

TO BE UPDATED BY AMENDMENT          FEMALE    AGE 55    NONSMOKER
                                  PREFERRED -- $7,260 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  GUARANTEED BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT              TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF       ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%   GROSS 0%   GROSS 6%   GROSS 12%
---------------------   -----------   --------   --------   ---------   --------   --------   ---------
          1                 7,623     500,000    500,000     500,000      5,060      5,415       5,771
          2                15,627     500,000    500,000     500,000      8,045      9,013      10,026
          3                24,032     500,000    500,000     500,000     10,784     12,568      14,522
          4                32,856     500,000    500,000     500,000     13,291     16,093      19,300
          5                42,122     500,000    500,000     500,000     15,555     19,574      24,383

          6                51,851     500,000    500,000     500,000     17,551     22,982      29,780
          7                62,067     500,000    500,000     500,000     19,221     26,255      35,469
          8                72,793     500,000    500,000     500,000     20,489     29,308      41,409
          9                84,055     500,000    500,000     500,000     21,249     32,023      47,530
         10                95,881     500,000    500,000     500,000     21,425     34,306      53,785

         15               164,493     500,000    500,000     500,000     12,746     38,125      89,033
         20               252,062           0    500,000     500,000          0     16,289     127,488
         25               363,824           0          0     500,000          0          0     151,242
         30               506,463           0          0     500,000          0          0     109,960


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%
---------------------  --------   --------   ---------
          1                  0          0           0
          2                  0          0           0
          3                  0          0           0
          4                  0          0       3,180
          5                594      4,613       9,423
          6              3,799      9,231      16,029
          7              6,731     13,765      22,979
          8             12,108     20,927      33,029
          9             16,349     27,122      42,629
         10             19,334     32,215      51,693
         15             12,746     38,125      89,033
         20                  0     16,289     127,488
         25                  0          0     151,242
         30                  0          0     109,960

Amounts are in Dollars
(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year.

TO BE UPDATED BY AMENDMENT          FEMALE    AGE 55    NONSMOKER
                                  PREFERRED -- $7,260 ANNUAL PREMIUM
                                  FACE AMOUNT $500,000
                                  DEATH BENEFIT OPTION 1

                                  CURRENT BASIS

                         PREMIUMS
                        ACCUMULATED
       END OF               AT                 DEATH BENEFIT               TOTAL ACCUMULATION VALUE(1)
       POLICY           5% INTEREST     ANNUAL INVESTMENT RETURN OF        ANNUAL INVESTMENT RETURN OF
        YEAR             PER YEAR     GROSS 0%   GROSS 6%   GROSS 12%    GROSS 0%   GROSS 6%   GROSS 12%
---------------------   -----------   --------   --------   ----------   --------   --------   ----------
          1                 7,623     500,000    500,000       500,000     5,060      5,415         5,771
          2                15,627     500,000    500,000       500,000     9,904     10,929        11,999
          3                24,032     500,000    500,000       500,000    14,533     16,545        18,730
          4                32,856     500,000    500,000       500,000    19,009     22,330        26,085
          5                42,122     500,000    500,000       500,000    23,303     28,261        34,098

          6                51,851     500,000    500,000       500,000    27,498     34,429        42,929
          7                62,067     500,000    500,000       500,000    31,597     40,847        52,669
          8                72,793     500,000    500,000       500,000    35,601     47,530        63,419
          9                84,055     500,000    500,000       500,000    39,408     54,386        75,187
         10                95,881     500,000    500,000       500,000    42,986     61,393        88,059

         15               164,493     500,000    500,000       500,000    59,039    101,471       177,992
         20               252,062     500,000    500,000       500,000    69,641    149,041       329,726
         25               363,824     500,000    500,000       624,673    67,096    201,815       594,926
         30               506,463     500,000    500,000     1,093,856    38,539    256,638     1,041,768


       END OF                  SURRENDER VALUE
       POLICY            ANNUAL INVESTMENT RETURN OF
        YEAR           GROSS 0%   GROSS 6%   GROSS 12%
---------------------  --------   --------   ----------
          1                  0          0             0
          2                  0          0             0
          3                  0          0         1,498
          4              2,889      6,210         9,965
          5              8,343     13,300        19,138
          6             13,747     20,677        29,178
          7             19,107     28,357        40,179
          8             27,221     39,149        55,038
          9             34,508     49,485        70,287
         10             40,895     59,302        85,968
         15             59,039    101,471       177,992
         20             69,641    149,041       329,726
         25             67,096    201,815       594,926
         30             38,539    256,638     1,041,768

Amounts are in Dollars
(1) Where a zero value is shown, the Policy will lapse without payment of additional Premium.

                                  If Premiums are paid more frequently than annually, the Death Benefit Proceeds, Accumulation Values and Surrender Values would be less than those illustrated.

                                  Assumes no policy loans or partial surrenders have been made. Current cost of insurance rates assumed. Current mortality and expense risk charges, administrative fees and premium load assumed.

                                  These investment results are illustrative only and should not be considered a representation of past or future investment results. Actual investment results may be more or less than those shown and will depend on a number of factors, including the Policy Owner's allocations and the Funds' rates of return. Accumulation Values and Surrender Values for a Policy would be different from those shown if the actual investment rates of return averaged 0%, 6% and 12% over a period of years, but fluctuated above or below those averages for individual Policy Years. No representations can be made that these rates of return will in fact be achieved for any one year or sustained over a period of time.

                                  The amounts shown in these illustrations reflect (1) the deduction of mortality and expense risk charges and (2) assumed Fund total expenses of 0.81% per year.

                                    PART II

                        FEES AND CHARGES REPRESENTATION

    Lincoln Life & Annuity Company of New York represents that the fees and charges deducted under the Contracts, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by Lincoln Life & Annuity Company of New York.

                                  UNDERTAKING

    Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                INDEMNIFICATION

        (a) Brief description of indemnification provisions.

           In general, Article VII of the By-Laws of Lincoln Life & Annuity Company of New York (LLANY) provides that LLANY will indemnify certain persons against expenses, judgments and certain other specified costs incurred by any such person if he/she is made a party or is threatened to be made a party to a suit or proceeding because he/she was a director, officer, or employee of LLANY, as long as he/she acted in good faith and in a manner he/she reasonably believed to be in the best interests of, or not opposed to the best interests of, LLANY. Certain additional conditions apply to indemnification in criminal proceedings.

           In particular, separate conditions govern indemnification of directors, officers, and employees of LLANY in connection with suits by, or in the right of, LLANY.

           Please refer to Article VII, Section II, of the By-Laws of LLANY (Exhibit No. 6(b) hereto) for the full text of the indemnification provisions. Indemnification is permitted by, and is subject to the requirements of, New York law.

        (b) Undertaking pursuant to Rule 484 of Regulation C under the Securities Act of 1933.

           Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 28(a) above or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any such action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                       CONTENTS OF REGISTRATION STATEMENT

    This Initial Registration Statement on form S-6 comprises the following papers and documents:

       The facing sheet;
       The cross reference sheet; (reconciliation and tie)
       The Prospectus consisting of 60 pages;
       The fees and charges representation;
       The undertaking to file reports;
       Statements regarding indemnification;
       Contents of Registration Statement
       Exhibits List
       The signatures
       Powers of Attorney
       Written Consents of the following persons: (to be filed by amendment) Robert O. Sheppard, Esquire
       Vaughn W. Robbins, FSA
       Ernst & Young LLP, Independent Auditors

    1. The following exhibits correspond to those required by paragraph A of the instructions as to exhibits in Form N-8B-2:
        (1) Resolution of the Board of Directors of Lincoln Life & Annuity Company of New York and related documents authorizing establishment of the Account. (2)
        (2) Not applicable.
        (3) (a) Revised and Amended Principal Underwriting Agreement between Lincoln Financial Advisors Corporation and Lincoln Life & Annuity Company of New York (4)
            (b) Selling Group Agreement. (4)
            (c) Commission Schedule for Variable Life Policies. (5)
        (4) Not applicable.
        (5) (a)  Forms of Policy and Application.
                (1) Form of Policy Form LN670 NY
                (2) Application B 10399 NY. (5)
                (3) Addendum to Application B15 NY.
            (b) Riders. LR 434 NY LNY and LR 435 NY LNY. (3)
            (c) Death Benefit Option 3 -- Policy Form B10424 NY (6)
            (d) Accounting Value Rider -- Policy Form LR500 NY (6)
            (e) Change of Insured Rider -- Policy Form LR496 NY (6)
            (f)  Estate Tax Repeal Rider -- Policy Form LR511 NY. (10)
            (g) Supplemental Term Insurance Rider -- Policy Form LR516 NY.
        (6) (a) Articles of Incorporation of Lincoln Life & Annuity Company of New York. (1)
            (b) Bylaws of Lincoln Life & Annuity Company of New York. (1)
        (7) Not applicable.
        (8) Fund Participation Agreements.

           Agreements between Lincoln Life & Annuity Company of New York and
                       Amendments thereto:

            (a) AIM Variable Insurance Funds, Inc. (7)
            (b) Alliance Variable Products Series Fund, Inc. (9)
            (c) American Funds Insurance Series. (7)
            (d) BT Insurance Funds Trust. (7)
            (e) Delaware Group Premium Fund, Inc. (7)
            (f)  Fidelity Variable Insurance Products Fund. (7)
            (g) Franklin Templeton Variable Products Series Fund. (7)
            (h) Janus Aspen Series. (7)
            (i)  Lincoln National Funds (7)
            (j)  MFS-Registered Trademark- Variable Insurance Trust. (7)
            (k) Neuberger & Berman Advisers Management Trust. (7)
            (l)  Form of Putnam Variable Trust (8)
        (9) Not applicable.
        (10) See Exhibit 1(5).
    2.  See Exhibit 1(5).
    3.  Opinion and Consent of Robert O. Sheppard, Esq.*
    4.  Not applicable.
    5.  Not applicable.
    6.  Opinion and consent of Vaughn W. Robbins, FSA*
    7.  Consent of Ernst & Young LLP, Independent Auditors.*
    8.  Not applicable.
* To be filed by amendment.
------------------------
(1) Incorporated by reference to Registration Statement on Form N-4 (File No. 333-38007) filed on October 16, 1997.

(2) Incorporated by reference to Registration Statement on Form N-8B-2 (File No. 811-08651) filed on February 11, 1998.

(3) Incorporated by reference to Pre-Effective Amendment No. 1 to this Registration Statement on Form S-6 (File No. 333-42507) filed on July 2, 1998.

(4) Incorporated by reference to Pre-Effective Amendment No. 1 on Form N-4 (File 333-93875) filed on April 27, 2000.

(5) Incorporated by reference to Post-Effective Amendment No. 6 on Form S-6 (File No. 333-42507) filed on July 28, 2000.

(6) Incorporated by reference to Post-Effective Amendment No. 7 on Form S-6 (File No. 333-42507) filed on April 20, 2001.

(7) Incorporated by reference to Registration Statement on Form S-6 (File No. 333-61594) filed on May 24, 2001.

(8) Incorporated by reference to Post-Effective Amendment No. 1 on Form S-6 (File No. 333-52194) filed on September 18, 2001.

(9) Incorporated by reference to Registration Statement on Form N-4 (File No. 333-93875) filed on April 18, 2001.

(10) Incorporated by reference to Post-Effective Amendment No. 2 on Form S-6 (File No. 333-52194) filed on November 13, 2001.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant, Lincoln Life & Annuity Flexible Premium Variable Life Account M, has duly caused this Initial Registration Statement on Form S-6 to be signed on its behalf by the undersigned duly authorized, in the City of Hartford and State of Connecticut, on the 21st day of March, 2002

                                        LINCOLN LIFE & ANNUITY FLEXIBLE PREMIUM
                                          VARIABLE LIFE ACCOUNT M
                                          (REGISTRANT)

                                        By           /s/ GARY W. PARKER
                                          --------------------------------------
                                           Gary W. Parker
                                          SECOND VICE PRESIDENT AND DIRECTOR OF
                                          LINCOLN LIFE & ANNUITY COMPANY OF NEW
                                           YORK

                                           LINCOLN LIFE & ANNUITY COMPANY OF NEW
                                           YORK
                                          (DEPOSITOR)

                                        By           /s/ GARY W. PARKER
                                          --------------------------------------
                                                      Gary W. Parker
                                            SECOND VICE PRESIDENT AND DIRECTOR

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Initial Registration Statement has been signed below on March 21, 2002, by the following persons, as officers and directors of the Depositor, in the capacities indicated:

                      SIGNATURE                                   TITLE
                      ---------                                   -----
               /s/ LORRY J. STENSRUD*                  President and Director
     -------------------------------------------        (Principal Executive
                  Lorry J. Stensrud                     Officer)

                                                       Second Vice President and
                 /s/ JANET CHRZAN *                     Chief Financial Officer
     -------------------------------------------        (Principal Financial
                    Janet Chrzan                        Officer and Principal
                                                        Accounting Officer)

                 /s/ JOHN H. GOTTA *                   Second Vice President,
     -------------------------------------------        Assistant Secretary, and
                    John H. Gotta                       Director

                /s/ GARY W. PARKER *
     -------------------------------------------       Second Vice President and
                   Gary W. Parker                       Director

              /s/ J. PATRICK BARRETT *
     -------------------------------------------       Director
                 J. Patrick Barrett

                /s/ ROBERT D. BOND *
     -------------------------------------------       Director
                   Robert D. Bond

                 /s/ JON A. BOSCIA *
     -------------------------------------------       Director
                    Jon A. Boscia

           /s/ BARBARA STEURY KOWALCZYK *
     -------------------------------------------       Director
              Barbara Steury Kowalczyk

           /s/ MARGUERITE LEANNE LACHMAN *
     -------------------------------------------       Director
              Marguerite Leanne Lachman

              /s/ LOUIS G. MARCOCCIA *
     -------------------------------------------       Director
                 Louis G. Marcoccia

               /s/ JOHN M. PIETRUSKI *
     -------------------------------------------       Director
                  John M. Pietruski

                 /s/ RON J. PONDER *
     -------------------------------------------       Director
                    Ron J. Ponder

              /s/ RICHARD C. VAUGHAN *
     -------------------------------------------       Director
                 Richard C. Vaughan

               /s/ MARK E. REYNOLDS *
     -------------------------------------------       Director
                  Mark E. Reynolds

*By /s/ GARY W. PARKER
   -----------------------------------
   Gary W. Parker, pursuant to a Power
of Attorney filed with this Initial
   Registration Statement.

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of Lincoln Life & Annuity Company of New York, hereby severally constitute and appoint Gary W. Parker, Robert O. Sheppard, and Christine S. Frederick individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6 or Form N-6, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by our attorneys-in-fact to any such amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individuals for this specific purpose.

    WITNESS our hands and common seal on this 3rd day of August 2001.

                      SIGNATURE                                   TITLE
                      ---------                                   -----
                  /s/ JOHN H. GOTTA                    Second Vice President,
     -------------------------------------------        Assistant Secretary, and
                    John H. Gotta                       Director

                               POWER OF ATTORNEY

    We, the undersigned directors and officers of Lincoln Life & Annuity Company of New York, hereby severally constitute and appoint Gary W. Parker, Robert O. Sheppard, and Christine S. Frederick individually, our true and lawful attorneys-in-fact, with full power to each of them to sign for us, in our names and in the capacities indicated below, any and all Registration Statements on Form S-6 or Form N-6, and amendments thereto, filed with the Securities and Exchange Commission under the Securities Act of 1933, on behalf of the Company in its own name or in the name of one of its Separate Accounts, hereby ratifying and confirming our signatures as they may be signed by our attorneys-in-fact to any such amendment to said Registration Statement. The execution of this document by each of the undersigned hereby revokes any and all Powers of Attorney previously executed by said individuals for this specific purpose.

    WITNESS our hands and common seal on this 9th day of August 2001.

                      SIGNATURE                                            TITLE
                      ---------                                            -----
                /s/ LORRY J. STENSRUD
     -------------------------------------------       President and Director
                  Lorry J. Stensrud                     (Principal Executive Officer)

                                                       Second Vice President and Chief Financial
                  /s/ JANET CHRZAN                      Officer
     -------------------------------------------        (Principal Financial Officer and Principal
                    Janet Chrzan                        Accounting Officer)

                 /s/ GARY W. PARKER
     -------------------------------------------       Second Vice President and Director
                   Gary W. Parker

               /s/ J. PATRICK BARRETT
     -------------------------------------------       Director
                 J. Patrick Barrett

                 /s/ ROBERT D. BOND
     -------------------------------------------       Director
                   Robert D. Bond

                  /s/ JON A. BOSCIA
     -------------------------------------------       Director
                    Jon A. Boscia

            /s/ BARBARA STEURY KOWALCZYK
     -------------------------------------------       Director
              Barbara Steury Kowalczyk

            /s/ MARGUERITE LEANNE LACHMAN
     -------------------------------------------       Director
              Marguerite Leanne Lachman

               /s/ LOUIS G. MARCOCCIA
     -------------------------------------------       Director
                 Louis G. Marcoccia

                /s/ JOHN M. PIETRUSKI
     -------------------------------------------       Director
                  John M. Pietruski

                  /s/ RON J. PONDER
     -------------------------------------------       Director
                    Ron J. Ponder

                /s/ MARK E. REYNOLDS
     -------------------------------------------       Director
                  Mark E. Reynolds

               /s/ RICHARD C. VAUGHAN
     -------------------------------------------       Director
                 Richard C. Vaughan

FOR ROBERT D. BOND

             STATE OF INDIANA                         Subscribed and sworn to before me this
             COUNTY OF ALLEN                          9th day of August 2001

               /s/ BRENDA S. HENLINE
     -----------------------------------------
                 Brenda S. Henline
                           Notary Public
                 Commission Expires 2/16/07

FOR JANET CHRZAN

             STATE OF INDIANA                         Subscribed and sworn to before me this
             COUNTY OF ALLEN                          9th day of August 2001

               /s/ TINA M. DRZEWIECKI
     -----------------------------------------
                 Tina M. Drzewiecki
                           Notary Public
                Commission Expires 12/20/08

FOR RON J. PONDER

           STATE OF NEW JERSEY                        Subscribed and sworn to before me this
             COUNTY OF MORRIS                         9th day of August 2001

                 /s/ BARBARA WELSH
     -----------------------------------------
                   Barbara Welsh
                           Notary Public
                  Commission Expires 3/5/02